Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Kingsway Reports Second Quarter Loss and Provides Transformation Update

     TORONTO, Aug. 7 /CNW/ - Kingsway Financial Services Inc. (TSX/NYSE: KFS,
"Kingsway", or "the Company") today announced its financial results for the second quarter ended June 30, 2009. It also announced changes to the Board of
Directors and provided shareholders with an update on its company-wide transformation. The Company reported a net loss of $38.4 million or ($0.70)
per share diluted, compared with a net income of $6.3 million or $0.11 per share diluted in the second quarter of 2008. The loss reflects the adverse development in run-off businesses, transition costs, a significant drop in revenue from discontinued and run-off businesses, a reduced return on investments and several one-time charges. All amounts are in U.S. dollars unless indicated otherwise.
     "The second quarter's poor financial results reflect the legacy of past business strategies and practices that we are rapidly eliminating or changing through our ongoing transformation work," said Mr. Simpson. "Since being appointed to the role of CEO early in the second quarter, I have restructured the senior management team to get the right talent in key roles and taken steps to put the company back on a solid financial footing. The team has reached out to regulators to explain the new directions we're taking and seek their support. We believe the Kingsway that emerges from the transformation -
considerably streamlined, with less complexity, and with strengthened relationships with key stakeholders - will succeed, over time, in delivering solid results to shareholders."

     Actions taken in the second quarter:

     <<
     -  Appointed Daniel Brazier to the role of interim Chief Financial
        Officer in May 2009, with a mandate to closely examine all accounting practices with fresh eyes, rigour and discipline. Dan brings significant experience in strategy development, business
        transformation and financial re-engineering to the task. Under Dan's guidance, the Company accelerated plans to restore financial stability by

           -  Launching a debt buy-back plan through a structured Capital
              Initiative

           -  Recapitalizing the core operating units by repatriating funds currently committed to reinsurance subsidiaries. As of June 30,
              2009, both our Canadian subsidiaries had an MCT of over 200, and our U.S subsidiaries (with the exception of Lincoln General
              Insurance Company - "Lincoln General") had an RBC in excess of
              200 - above minimum stautory capital requirements.  The
              repatriation of funds will further strengthen the capital
              positions of these operations and should enable us to continue with additional debt or share purchases

           -  Continuing to seek and leverage cost reduction opportunities

        -  Appointed Scott Wollney, previously announced as Chief Executive
           Officer of U.S. Commercial Lines, to head the consolidated operations for Kingsway in the U.S.

        -  Charged Roberto Espin, Chief Executive Officer of Hamilton Risk
           Management, with a new mandate to expand this successful Miami-
           based business

        -  Secured acceptance by the Pennsylvania Department of Insurance of
           Kingsway's plan for Lincoln General, on May 28, 2009.  This voluntary process provides for a solvent and orderly run-off of the Lincoln General business, including efficient resolution and payment of all policy-related and other obligations. Appointed external senior run-off management experts to the Lincoln General management team and board to ensure the successful execution of the plan

        -  Met with U.S. regulators to underscore the Company's commitment to addressing outstanding issues as well as improving service and claims handling. Continued to build key relationships with regulators, advisors and ratings agencies

        -  Largely completed the process of aligning the employee population in the U.S. with the new operating model, applying a disciplined and rigorous approach to getting people with the right skills and experience in the right roles to drive a successful turnaround of the business

        -  Consolidated support functions (human resources, information technology, corporate legal) across the organization to reduce duplication and eliminate unnecessary cost

        -  Further reduced staffing levels by a total of 165 in the quarter across the Company

        -  Achieved $14 million or 40.2% of the 2009 expense savings target of
           $34.8 million, while incurring approximately $10 million in transition costs.

     As a result of this quarter's progress, the Company is ahead of plan on a number of key deliverables, and on track to achieve an annualized savings run-rate of $120 million by year-end 2010:

       -  By accelerating execution of the transformation strategy, the
          Company has already succeeded in achieving 97% or $33.7 million of the previously disclosed $34.8 million savings target for 2009:

           -  Savings related to workforce reductions stand at $21.9 million, more than double the $10m savings target for 2009;

           -  As part of the claims improvement initiative, the Company completed an extensive review of the claims handling process.
              Execution is in the early stages and will take some time to complete.

        -  Year to date, the Company has achieved more than 60% (610) of the
           1,000 total position eliminations targeted to be complete by the end of 2010. Approximately 400 of these reductions were in U.S.
           operations and 200 in Canada.

        -  The Company remains on target to incur $15-20 million in transition costs. One-time costs of $12.9 million have been incurred to date.

     The Company further announced that Colin Simpson, Kingsway's President and Chief Executive Officer (CEO), is joining the Board of Directors, effective August 6, 2009.  Mr. Simpson replaces William Andrus, who resigned effective August 1, 2009.
     >>

     "Management and the Board of Directors are completely aligned and unrelenting in our focus on execution," said Simpson. "The overarching strategy has not changed: we are focusing on profitable core business, getting the right infrastructure in place to support it, and reducing our cost base to become more competitive in the marketplace. We will continue to evaluate and refine the details of the plan as business conditions shift to ensure we meet our objectives of returning the Company to financial stability, restoring shareholder value, and building a strong foundation for the future. While we have made significant progress to date, it will take time for the positive effects of many of these actions, such as our major business unit consolidations, to be reflected in our financial results. We expect to continue to gain momentum during the remainder of 2009 and throughout 2010."

     Detailed Financial Results

     This quarter's results reflect the businesses continuing under the transformation plan and the businesses put in run-off. The result from continuing business before restructuring, software write-offs and settlements of lawsuits was a loss of $2.6 million for the quarter. The year-to-date results from continuing businesses reflect a loss of $17.4 million.
     As a direct result of our transformation plan, gross premiums written for the Canadian operations decreased 25% in the quarter (25% year to date)
compared to the same periods last year. This results from the Company's execution of its plan to discontinue writing unprofitable lines of business within its commercial lines. U.S. operations reported a decrease in premiums written of $44.4 million during the quarter (24% less than in Q2 2008) and
$74.0 million year to date (down 19% compared to the previous year), The run-off business premium volume declined by $93.8 million in the quarter
($218.7 million year to date) compared to the same period last year due to the majority of the business being placed into run-off in early 2009.
     As a result of the Company re-focusing its efforts on its core profitable business, non-standard automobile premiums for the six months to June 30, 2009 were $252.7 million or 50% of the total gross premiums written compared to 41%
in the same period of the prior year.
     Adverse reserve development recorded in the quarter totaled $49.1 million of which $36.2 million related to the run-off business, $3.6 million related to the ongoing Canadian operations and $9.3 million to the ongoing U.S.
operations.
     During the quarter, the Company decided to decommission computer software that was not being fully utilized in the business.  As a result of this decision, the amortization of the software for the quarter was increased by
$2.0 million and in addition, $3.2 million of prepaid expenses relating to computer software were written off and included in general and administrative expenses.
     The Company has incurred restructuring costs of $10.0 million in the quarter ($12.9 million year to date). Of the total restructuring costs, severance costs associated with the Company's corporate restructuring accounts for $6.1 million in the quarter ($8.1 million year to date).
     Also included in expenses in the quarter is an additional allowance for doubtful accounts of approximately $5.5 million primarily in Lincoln General.
     Investment income, excluding net realized gains, was $29.1 million compared to $32.7 million for the same quarter of 2008, an 11% decrease.
Included in net realized gains were adjustments to the carrying values of securities for declines in market value considered other than temporary of
$3.3 million.
     As at June 30, 2009 the securities portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The securities portfolio has an exposure of approximately
$1.5 million to the sub-prime mortgage market in the U.S. through home equity loan asset backed securities.
     As at June 30, 2009 the book value per share was $6.67 compared to $8.24 as at December 31, 2008 and $15.49 at June 30, 2008.

     Dividend

     The Board of Directors has decided not to declare a quarterly dividend for the second quarter of 2009.

     Capital Initiative

     The Board of Directors has delegated to the Capital Committee of the
Board the authority to repurchase debt of the Company up to a maximum of $40 million subject to an assessment of liquidity levels, market conditions and any costs related to the unwinding of hedges and other related financial instruments. The Company has issued two tenders. The first tender for a series of affiliated debt closed on August 4, 2009 and 22.24% of the instruments were tendered. The second tender for a direct bond issue remains open. To date
Kingsway has spent $8 million buying back debt under these tenders as well as
$6 million outside of these tenders.
     The Company has also issued and recently expanded a Normal Course Issuer
Bid to repurchase up to 10% of its public float or approximately 5.5 million shares. A portion of the $40 million allotment may be used for this latter purpose.

     Conference Call and Webcast

     You are invited to participate in our quarterly results conference call that will take place on August 7, 2009 at 8:30 a.m. EDT. To access please dial
1-800-732-1073 about five minutes before the start of the call. An audio webcast will also be broadcast live and can be accessed:
     <<
     -  Through our website at http://www.kingsway-financial.com, or
     -  Directly at
        www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2729980.
     >>

     About the Company

     Kingsway Financial Services Inc. ("Kingsway" or the "Company") focuses on non-standard automobile insurance in North America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S. which it is currently consolidating to reduce overhead and strengthen its competitive position. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
     The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     This news release contains forward-looking information. This news release also contains certain non-GAAP measures. Please refer to the sections entitled
"Forward Looking Statements" and "Non-GAAP Financial Measures" in the
following Management's Discussion and Analysis.

     <<
     Financial Summary:

     -------------------------------------------------------------------------
                        Three months ended June 30:  Six months ended June 30:
     -------------------------------------------------------------------------
     (in millions of
      dollars except
      per share
      values)               2009     2008    Change    2009     2008   Change
     -------------------------------------------------------------------------
     Gross premiums
      written             $251.4   $422.0     (40%)  $510.4   $853.1     (40%)
     Underwriting loss     (74.0)   (24.6)    201%   (132.7)   (90.6)     46%
     Investment income      29.1     32.7     (11%)    56.1     68.9     (19%)
     Net realized
      gains (loss)          (0.7)    10.7    (107%)   (20.3)     5.0    (506%)
     Operating earnings
     (loss)                (39.0)     0.2   19600%    (77.8)   (30.0)    159%
     Net income (loss)     (38.4)     6.3    (710%)   (96.6)   (28.1)    244%
     Diluted earnings
      (loss) per share     (0.70)    0.11    (736%)   (1.75)   (0.51)    243%
     Book value per share   6.67    15.49     (57%)    6.67    15.49     (57%)
     Combined ratio       127.4%   106.2%    21.2%   124.0%   111.2%    12.8%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Segmented Results

     -------------------------------------------------------------------------
                                     Three months ended June 30, 2009
     -------------------------------------------------------------------------

                                       Corporate   Total
     (in thousands             United     and    Continuing            Grand
      of dollars)   Canada     States    Other    Business   Run-off   Total
     -------------------------------------------------------------------------
     Income (loss)
      from
      continuing
      operations   $(1,437)    $2,091   $(2,619)  $(1,965) $(36,412) $(38,377)
       Add back:
        Restructuring
        Charges        307      2,161     4,678     7,146     2,832     9,978
       Add back:
        Accelerated
        software
        amortization
        and
        write-offs       -      3,200         -     3,200     2,000     5,200
       Deduct: Proceeds
        on settlement
        of
        lawsuits     3,850      7,150         -    11,000         -    11,000
     -------------------------------------------------------------------------
     Income (loss)
      before
      restructuring,
      software
      write-offs
      and
      settlements
      of lawsuits  $(4,980)      $302    $2,059   $(2,619) $(31,580) $(34,199)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                  Six months ended June 30, 2009
     -------------------------------------------------------------------------
                                       Corporate   Total
     (in thousands             United     and    Continuing            Grand
      of dollars)   Canada     States    Other    Business   Run-off   Total
     -------------------------------------------------------------------------
     Income (loss)
      from
      continuing
      operations    $(9,165) $(11,801)   $1,712  $(19,254) $(73,551) $(92,805)
       Add back:
        Restructuring
        Charges         518     3,212     5,930     9,660     3,261    12,921
       Add back:
        Accelerated
        software
        amortization
        and
        write-offs        -     3,200         -     3,200     2,000     5,200
       Deduct:
        Proceeds on
        settlement of
        lawsuits      3,850     7,150         -    11,000         -    11,000
     -------------------------------------------------------------------------
     Income (loss)
      before
      restructuring,
      software
      write-offs
      and settlements
      of lawsuits  $(12,497) $(12,539)   $7,642  $(17,394) $(68,290) $(85,684)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -  This quarter's results reflect the businesses continuing under the transformation plan and the businesses put in run-off. The result from continuing business before restructuring, software write-offs and settlements of lawsuits was a loss of $2.6 million loss for the quarter. The year to date results from continuing businesses reflect a loss of $17.4 million.

     -  As a direct result of our transformation plan, gross premiums written for the Canadian operations decreased 25% in the quarter (25% year to date) compared to the same periods last year. This decrease results from the Company's execution of its plan to discontinue writing unprofitable lines of business within its commercial lines and the K-
        Plus program in Canada. U.S. operations reported a decrease in premiums written of $44.4 million during the quarter (24% less than in Q2 2008) and $74.0 million year to date (down 19% compared to the previous year), The run-off business premium volume declined by $93.8 million in the quarter ($218.7 million year to date) compared to the same period last year due to the majority of the business being placed into run-off in early 2009.

     -  As a result of the Company re-focusing its efforts on its core profitable business, non-standard automobile premiums for the six months to June 30, 2009, were $252.7 million or 50% of the total gross premiums written compared to 41% in the same period of the prior year.

     -  Adverse reserve development recorded in the quarter totaled $49.1 million of which $36.2 million related to the run-off business, $3.6 million related to the ongoing Canadian operations and $9.3 million to the ongoing U.S. operations.

     -  During the quarter, the company decided to decommission computer software that was not being fully utilized in the business. As a result of this decision, the amortization of the software for the quarter was increased by $2.0 million and in addition, $3.2 million of prepaid expenses relating to computer software were written off and included in general and administrative expenses.

     -  The Company has incurred restructuring costs of $10.0 million in the quarter ($12.9 million year to date) as a result of implementing the transformation plan announced in the first quarter of 2009. Of the total restructuring costs, severance costs associated with the
        Company's corporate restructuring plan accounts for $6.1 million in the quarter ($8.1 million year to date).

     -  Also included in expenses in the quarter is an additional allowance for doubtful accounts of approximately $5.5 million primarily in
        Lincoln General.

     -  The Company settled two lawsuits during the quarter and received proceeds of $11.0 million. The settlements approximated the professional services expense incurred in previous years to initiate and support the actions and have been recorded as a reduction of professional service expense included in general and administrative expenses.

     -  Investment income, excluding net realized gains was $29.1 million compared to $32.7 million for the same quarter of 2008, an 11%
        decrease. Included in net realized gains were adjustments to the carrying values of securities for declines in market value considered other than temporary of $3.3 million or $0.06 per share for the quarter.

     -  As at June 30, 2009, the securities portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The securities portfolio has an exposure of approximately $1.5 million to the sub-prime mortgage market in the
        U.S. through home equity loan asset backed securities.

     -  As at June 30, 2009, the book value per share was $6.67 compared to
        $8.24 as at December 31, 2008, and $15.49 as at June 30, 2008.
     >>

     Kingsway Financial Services Inc.'s Management Discussion and Analysis

     The following management's discussion and analysis ("MD&A") should be read in conjunction with: (i) the Kingsway Financial Services Inc.'s
("Kingsway" or the "Company") unaudited interim consolidated financial statements for the second quarter of fiscal 2009, and the notes related thereto; (ii) the annual MD&A for fiscal 2008 set out on pages 9 to 54 in the
Company's 2008 Annual Report, including the section on risk factors; and (iii)
the audited consolidated financial statements for fiscal 2008 set out on pages
61 to 104 of the Company's 2008 Annual Report, and the notes related thereto.

     The Company's financial results are reported in U.S. dollars. Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

     Non-GAAP Financial Measures

     The Company uses both GAAP and certain non-GAAP financial measures to assess performance. Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 106 of the 2008 Annual Report. Although there is not a property and casualty industry defined standard that is consistently applied in calculating these ratios, Kingsway has historically included costs such as corporate office expenses and excluded premium finance revenues whereas other public companies have done otherwise in the calculation of their expense and combined ratios. Readers are therefore cautioned when comparing Kingsway's combined ratios to those of other public companies as they may not have been calculated on a comparable basis.
     The Company also uses securities portfolio per share information which is calculated based on the fair value of the securities portfolio divided by the number of issued and outstanding common shares. The Company uses operating earnings which are calculated as income from continuing operations excluding after-tax net realized gains and losses on securities and after tax gains on redemption of senior notes to assess the profitability of its operations. A reconciliation of net income to operating earnings is presented in the section titled 'Operating Earnings'.

     Date of MD&A

     Unless otherwise noted, the information contained in this MD&A is based on information available to management as of August 6, 2009.

     <<
     Kingsway Financial Services Inc.
     Management's Discussion and Analysis
     For the three and six months ended June 30, 2009
     (All amounts in U.S. dollars except where noted)
     -------------------------------------------------------------------------

     RESULTS OF OPERATIONS

     Premiums

     -------------------------------------------------------------------------
     (in millions
      of dollars)       Three months ended June 30:  Six months ended June 30:
     -------------------------------------------------------------------------
                            2009     2008   Change     2009     2008   Change
     -------------------------------------------------------------------------
     Gross
      premiums
      written
       Canada              $95.8   $128.2     (25%)  $149.0   $199.0     (25%)
       U.S.                140.4    184.8     (24%)   323.0    397.0     (19%)
       Run-off              15.2    109.0     (86%)    38.4    257.1     (85%)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
       Total              $251.4   $422.0     (40%)  $510.4   $853.1     (40%)

     Net premiums written
       Canada              $93.0   $125.7     (26%)  $143.6   $194.4     (26%)
       U.S.                110.1    137.0     (20%)   280.9    313.2     (10%)
       Run-off              21.9    124.7     (82%)    49.0    277.7     (82%)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
       Total              $225.0   $387.4     (42%)  $473.5   $785.3     (40%)

     Net premiums earned
       Canada              $76.4    $85.0     (10%)  $138.8   $155.7     (11%)
       U.S.                135.1    142.1      (5%)   289.5    286.9       1%
       Run-off              58.1    167.9     (65%)   124.8    365.1     (66%)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
       Total              $269.6   $395.0     (32%)  $553.1   $807.7     (32%)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     U.S. operations reported a decrease in premiums written of $44.4 million
(or 24%) during the quarter and $74.0 million (or 19%) year to date compared with the same periods of the prior year. This decrease is a result of the
Company's decision to discontinue writing unprofitable lines of business within its commercial and non-standard auto lines. The run-off business premium volume declined by $93.8 million in the quarter ($218.7 million year to date) compared to the same periods last year due to the majority of the business being placed into run-off in early 2009. Non-standard automobile premiums decreased 30% to $118.2 million for the quarter (28% to $252.7 million year to date) compared to the same periods of the prior year.
Excluding the run-off business, gross written premiums declined 25% in the second quarter to $236.2 million (21% to $472.0 million year to date) compared to the same periods last year.
     Gross premiums written for the Canadian operations decreased 25% in the quarter (25% year to date) compared to the same periods of the prior year.
This decrease is also the direct result of the Company's decision to discontinue writing unprofitable lines of business within its commercial and non-standard auto lines.
     U.S. operations represented 56% of gross premiums written in the quarter
(63% year to date) compared with 44% in the same quarter (47% year to date)
last year. Non-standard automobile, trucking, and commercial automobile premiums represented 50%, 6% and 14%, respectively, of gross premiums written for the quarter compared with 41%, 16% and 16% for Q2 2008 reflecting the decision to exit the trucking and some commercial lines business.

     <<
     Investment Income

     -------------------------------------------------------------------------
                       Three months ended June 30:   Six months ended June 30:
     -------------------------------------------------------------------------
     (in millions of
      dollars)              2009     2008   Change     2009     2008   Change
     -------------------------------------------------------------------------
     Investment  income    $29.1    $32.7     (11%)   $56.1    $68.9     (19%)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Investment income decreased 11% to $29.1 million in the quarter (decr eased 19% to $56.1 million year to date), compared to the same periods last year, primarily due to a reduction in the size of the portfolio as a result of reduced premium volumes due to certain lines of business being put into voluntary run-off, the repayment of the Company's bank debt in the second half of 2008 and the sale of York Fire in late 2008. Also contributing to the decrease in investment income in the quarter are lower short-term yields on the Canadian portfolio and a weaker Canadian dollar compared to the same period last year which reduces the investment income earned by the Canadian operations when reported in U.S. dollars. The cost based yield on the fixed income portfolio decreased to 4.1% compared to 4.5% for the same quarter last year (4.2% year to date compared to 4.6% for the same period in the prior year). The cost based yield represents the total interest income before expenses divided by the average amortized cost base of fixed income securities held in the portfolio during the period.

     Net Realized Gains (Losses)

     The table below presents a summary of the net realized gains (losses) for the current quarter with comparative figures:

     <<
     -------------------------------------------------------------------------
                       Three months ended June 30:   Six months ended June 30:
     -------------------------------------------------------------------------
     (in millions of
      dollars)              2009     2008   Change     2009     2008   Change
     -------------------------------------------------------------------------
     Fixed income           $2.3     $2.1      10%     $2.6     $4.6     (43%)
     Equities                0.3     18.5     (98%)   (17.9)    19.2    (193%)
     Impairments            (3.3)    (9.9)    (67%)    (5.0)   (18.8)    (73%)
     -------------------------------------------------------------------------
     Total                 $(0.7)   $10.7    (107%)  $(20.3)    $5.0    (506%)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     For the three months ended June 30, 2009, sales from the securities portfolio and the write-down of securities that are considered to be other than temporarily impaired resulted in a net realized loss of $0.7 million
($20.3 million year to date) compared to a net realized gain of $10.7 million for the three months ended June 30, 2008 ($5.0 million year to date). Net realized gains on the sale of fixed income securities amounted to $2.3 million for the three months ended June 30, 2009 ($2.6 million year to date) compared to a net realized gain of $2.1 million for the same period last year ($4.6 million year to date).
     As was previously announced, the Company elected to dispose of virtually all of its common share equities during the first quarter of 2009. In addition to the $91.9 million impairment charge on the common share equity portfolio taken in the fourth quarter of 2008, the liquidation resulted in a realized loss of $18.2 million in the first quarter of 2009. The decision to liquidate the equity portfolio has significantly reduced the number and value of securities in an unrealized loss position and, consequently, the value of securities considered to be other than temporarily impaired as at June 30,
2009. Also, contributing to the reduction in securities judged to be other than temporary impaired is the sale by the Company during the quarter of certain fixed income securities considered to be of a higher credit risk than desired.

     <<
     Underwriting Results

     -------------------------------------------------------------------------
                       Three months ended June 30:   Six months ended June 30:
     -------------------------------------------------------------------------
     (in millions of
      dollars)              2009     2008   Change     2009     2008   Change
     -------------------------------------------------------------------------
     Underwriting profit
      (loss)
     Canada                $(5.1)   $(3.9)   30.8%   $(14.9)   $(9.6)   55.2%
     U.S.                  (21.0)     2.3 (1013.0%)   (24.1)     7.4  (425.7%)
     Run-off               (47.9)   (23.0)  108.3%    (93.7)   (88.4)    6.0%
                       -------------------------------------------------------
     Total                $(74.0)  $(24.6)  200.8%  $(132.7)  $(90.6)   46.5%
                       -------------------------------------------------------
     Combined ratio
     Canada               104.8%   103.6%     1.2%   110.7%   106.2%     4.5%
     U.S.                 110.9%    98.8%    12.1%   107.4%    97.4%    10.0%
     Run-off              195.4%   113.7%    81.7%   177.3%   124.2%    53.1%
                       -------------------------------------------------------
     Total                127.4%   106.2%    21.2%   124.0%   111.2%    12.8%
                       -------------------------------------------------------
     Expense ratio
     Canada                37.7%    36.0%     1.7%    37.5%    39.2%    (1.7%)
     U.S.                  31.9%    31.8%     0.1%    30.0%    31.8%    (1.8%)
     Run-off               43.9%    34.6%     9.3%    44.1%    30.8%    13.3%
                       -------------------------------------------------------
     Total                 36.1%    33.9%     2.2%    35.1%    32.7%     2.4%
                       -------------------------------------------------------
     Loss ratio
     Canada                67.1%    67.6%   (0.5)%    73.2%    67.0%     6.2%
     U.S.                  79.0%    67.0%    12.0%    77.4%    65.6%    11.8%
     Run-off              151.5%    79.1%    72.4%   133.2%    93.4%    39.8%
                       -------------------------------------------------------
     Total                 91.3%    72.3%    19.0%    88.9%    78.5%    10.4%
                       -------------------------------------------------------

     Adverse Development on Unpaid Claims

     -------------------------------------------------------------------------
                                   Three months ended        Six months ended
                                         June 30:                June 30:
     -------------------------------------------------------------------------
     (in millions of dollars)        2009        2008        2009        2008
     -------------------------------------------------------------------------
     Favourable (unfavourable)
      change in estimated unpaid
      claims for prior accident
      years (note 1):
       Canada                       $(3.6)      $(2.2)      $(7.5)      $(4.6)
       U.S.                          (9.3)        3.8        (6.5)        9.2
       Run-off                      (36.2)       (7.7)      (65.2)      (69.5)
                               -----------------------------------------------
       Total                       $(49.1)      $(6.1)     $(79.2)     $(64.9)
                               -----------------------------------------------
     As a % of net premiums
      earned (note 2):
       Canada                        4.8%        2.6%        5.4%        3.0%
       U.S.                          6.9%       (2.7%)       2.2%       (3.2%)
       Run-off                      62.3%        4.6%       52.2%       19.0%
                               -----------------------------------------------
       Total                        18.2%        1.5%       14.3%        8.0%
                               -----------------------------------------------
     As a % of unpaid claims
      (note 3):
       Canada                                                1.6%        0.7%
       U.S.                                                  1.9%       (0.7%)
       Run-off                                               6.1%        5.8%
                                                         ---------------------
      Total                                                  4.2%        2.9%
                                                         ---------------------

     Note 1 - (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results
     Note 2 - Increase (decrease) in current financial year reported combined ratio
     Note 3 - Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year
     >>

     The Canadian operations experienced estimated unfavourable unpaid claims development of $3.6 million for the quarter ($7.5 million year to date) or
4.8% to the Canadian operations combined ratio for the quarter (5.4% year to date) compared to unfavourable unpaid claims development of $2.2 million for the second quarter last year ($4.6 million year to date).
     The U.S. operations experienced estimated net unfavourable unpaid claims development of $9.3 million for the quarter ($6.5 million year to date) or
6.9% to the U.S. operations combined ratio for the quarter (2.2% year to date)
compared with estimated net favourable unpaid claims development of $3.9 million in the same quarter ($9.2 million year to date) last year.
     The business in run-off business experienced estimated net unfavourable unpaid claims development of $36.2 million for the quarter ($65.2 million year to date) or 62.3% to the Run-off business combined ratio for the quarter
(52.2% year to date) compared with $7.7 million in the same quarter ($69.5 million year to date) last year.

     Expenses

     Overall, the expense ratio increased to 36.1% in the quarter (35.1% year to date) compared to 33.9% for the same quarter (32.7% year to date) last year. The increase in the general & administrative expense ratio is attributed primarily to the disproportionate decrease in net premiums earned versus general & administrative expenses. Net premiums earned decreased by 31.7% in the quarter (31.5% year to date) compared to last year. Actual general and administrative expenses decreased by $15.1 million from the second quarter last year ($23.5 million year to date from the same period of the prior year)
as a result of lower administrative costs resulting from the execution of the transformation plan and the receipt of $11.0 million in proceeds as the result of the settlement of two lawsuits.
     Amortization of intangibles increased in the quarter primarily due to
$2.0 million of accelerated amortization of computer software as a result of the decision to decommission computer software not fully utilized in the business.
     The Company has incurred restructuring costs of $10.0 million in the quarter ($12.9 million year to date) as a result of implementing the transformation plan announced in the first quarter of 2009. Of the total restructuring costs, severance costs associated with the Company's corporate restructuring plan accounts for $6.1 million in the quarter ($8.1 million year to date).

     Interest Expense

     Interest expense in the second quarter was $5.9 million ($12.2 million year to date), compared to $8.9 million for the second quarter of 2008 ($18.8 million year to date) as a result of the repayment of all the short term bank debt in 2008.

     Gain on Buy-Back of Senior Notes

     During the quarter Kingsway America Inc. purchased and cancelled $4.6 million face value of its senior unsecured debentures for $2.0 million recording a gain of $2.6 million.

     Income Taxes

     Income tax recovery on continuing operations for the second quarter was
$15.3 million ($21.4 million year to date) compared with income tax of $0.2 million for the same quarter last year (tax recovery of $13.5 million year to date). A reduction in the valuation allowance of $2.8 million was recorded in the quarter as a result of utilization of some of the operating losses in the
U.S. that do not expire for up to 20 years.

     Net Income (Loss) and Earnings (Loss) Per Share

     In the second quarter, the Company reported a net loss of $38.4 million
($96.6 million year to date), compared to net income of $6.3 million in the second quarter of last year (net loss of $28.1 million year to date). Diluted loss per share was $0.70 for the quarter ($1.75 year to date), compared to diluted earnings per share of $0.11 for the second quarter of 2008 (diluted loss per share of $0.51 year to date).

     Operating Earnings

     Operating earnings are calculated as income from continuing operations excluding after-tax net realized gains and losses on securities and after tax gains on redemption of senior notes to assess the profitability of the operations.

     <<
     -------------------------------------------------------------------------
                                   Three months ended        Six months ended
                                         June 30:                June 30:
     -------------------------------------------------------------------------
     (in millions of dollars
      except per share values)       2009        2008        2009        2008
     -------------------------------------------------------------------------
     Income (loss) from
      continuing operations        $(38.4)       $6.8      $(92.8)     $(28.4)
     Net realized gains (losses)
      after tax:
       Net realized gains(losses)
        before tax                    1.9        10.7       (17.7)        5.0
       Tax effect on realized
        gains (losses)                1.3         4.1        (2.7)        3.4
     -------------------------------------------------------------------------
                                      0.6         6.6       (15.0)        1.6
     -------------------------------------------------------------------------
     Operating earnings (losses)    (39.0)        0.2       (77.8)      (30.0)
     Average outstanding shares
      diluted (in millions)          55.1        55.2        55.1        55.4
     Operating earnings (losses)
      per share                     (0.71)       0.00       (1.41)      (0.54)
     -------------------------------------------------------------------------

     Balance Sheet

     The table below shows a review of selected categories from the balance sheet reported in the financial statements as at June 30, 2009 compared to
December 31, 2008.

     -------------------------------------------------------------------------
                                                          As at
     -------------------------------------------------------------------------
     (in millions of dollars except per   June 30,  December 31,       Change
      share values)                          2009          2008
     -------------------------------------------------------------------------
     Assets
     Securities                           2,170.9      2,370.5            (8%)
     Accounts receivable and other
      assets                                270.7        276.5            (2%)
     Income taxes recoverable                46.6         14.7           217%
     Future income taxes                     17.4         25.3           (31%)
     Capital assets                          57.3         95.3           (40%)
     Goodwill and intangible assets          58.5         63.9            (8%)

     Liabilities
     Unearned premiums                      462.2        536.5           (14%)
     Unpaid claims                        1,830.7      1,879.0            (3%)
     Senior unsecured debentures            185.0        185.2            (0%)

     Shareholders' Equity                   367.1        453.6           (19%)
     Book value per share                    6.67         8.24           (19%)
     -------------------------------------------------------------------------
     >>

     Securities:

     The fair value of the securities portfolio, including cash, decreased 6%
to $2.4 billion, compared to $2.5 billion as at December 31, 2008. This decrease is primarily due to the decline in premium volumes throughout the group, particularly at Lincoln General. Partially offsetting this factor is the impact of a stronger Canadian dollar at the balance sheet date on the conversion of the Canadian dollar portfolio to U.S. dollars.
     As previously announced, the Company elected to dispose of virtually all of its common share equities during the first quarter of 2009 in order to reduce volatility of the balance sheet and protect the Company's capital. The common share equity portfolio was substantially disposed of during the first quarter and proceeds were reinvested in high quality fixed income securities.
As at June 30, 2009, the fair value of the common share equity portfolio was
$4.0 million. These common share equity holdings are being monitored in the context of the risk profile of the total portfolio.
     As at June 30, 2009, 93.5% of the fixed income portfolio is rated 'A' or better. For a quantitative analysis of the credit exposure of the Company from its investment in fixed income securities and term deposits by rating as assigned by S&P or Moody's Investor Services see Note 7 to the financial statements.
     The table below summarizes the fair value by contractual maturity of the fixed income securities portfolio, which includes term deposits and bonds, split between Canadian and U.S. operations:

     <<
     -------------------------------------------------------------------------
                                         Canadian          U.S.
                                       Operations    Operations         Total
     -------------------------------------------------------------------------
     Due in less than one year              24.7%         16.2%         19.0%
     Due in one through five years          25.2%         57.0%         46.5%
     Due in five through ten years          43.1%         17.5%         26.0%
     Due after ten years                     7.0%          9.3%          8.5%
     -------------------------------------------------------------------------
     Total                                 100.0%        100.0%        100.0%
     -------------------------------------------------------------------------
     >>

     There were net unrealized gains of $53.6 million on the total securities portfolio at June 30, 2009 which are included as a component of "accumulated other comprehensive income", as compared to net unrealized gains of $35.0 million outstanding at December 31, 2008.
     For a quantitative analysis of the impact to the fair value of the fixed income portfolio of a change in interest rates, see Note 7 to the financial statements.
     As at June 30, 2009 the securities portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The securities portfolio has a small exposure of approximately $1.5 million to the sub-prime mortgage market in the U.S.
through home equity loan asset backed securities. As at June 30, 2009, these securities had an aggregate net unrealized loss of $0.2 million.

     Accounts receivable and other assets:

     Included in other assets is Assets Held for Sale in the amount of $37.7 million which have been reclassified from Capital assets. As part of the announced transformation program, management is actively marketing some of its land and buildings.
     Overall, accounts receivable have decreased primarily as a result of the settlement of reinsurance and a decline in the premiums written.

     Income taxes recoverable:

     Income taxes recoverable increased as a result of the continuing losses experienced in the quarter.

     Future income taxes:

     Future income taxes have decreased primarily due to a valuation allowance recorded in during the first half of the year. During the quarter a reduction in the valuation allowance of $2.8 million was recorded, however for the year an overall increase in the valuation allowance of $7.6 million was recorded as a result of the continued losses of the U.S. operations. Uncertainty over the
Company's ability to utilize these losses over the short term has led to the
Company recording the additional allowance.

     Capital assets:

     Capital assets decreased by 40% since the end of last year primarily as a result of the reclassification of $37.7 million of Assets Held for Sale to
Accounts receivable and other assets.

     Goodwill and intangible assets:

     Goodwill and intangible assets decreased by 8% since the end of last year mainly as a result of the accelerated amortization of computer software in certain of the U.S. subsidiaries.

     Unearned premiums:

     Unearned premiums decreased 14% since December 31, 2008 as a result of lower written premiums.

     Unpaid claims:

     The following table presents a summary of the provision for unpaid claims by line of business:

     <<
     -------------------------------------------------------------------------
     (in millions of dollars)                                   As at
     -------------------------------------------------------------------------
                                                        June 30,  December 31,
     Line of Business                                      2009          2008
     -------------------------------------------------------------------------
     Non - Standard Automobile                       $    501.4    $    489.3
     Standard Automobile                                    1.8           1.7
     Commercial Automobile                                221.1         217.8
     Trucking                                             600.2         657.4
     Motorcycle                                           120.8         118.1
     Property & Liability                                 296.7         317.4
     Other                                                 88.7          77.3
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total                                           $  1,830.7    $  1,879.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The provisions for unpaid claims decreased by 3% to $1.83 billion at the end of the second quarter compared to $1.88 billion at the end of 2008. The provision for unpaid claims comprised case reserves for individual claims of
$1.09 billion ($1.05 billion at December 31, 2008) and a provision for
Incurred But Not Reported (IBNR) claims which decreased 10.4% to $741.6 million ($828.1 million at December 31, 2008). The Run-off business had $523.8 million of case reserves and $479.7 million provision for IBNR claims as at
June 30, 2009, a decrease of 13% since December 31, 2008.

     Book value per share:
     Book value per share decreased by 19% to $6.67 (C$7.76) at June 30, 2009 from $8.24 (C$10.03) at December 31, 2008 as a result of the diluted loss per share of $1.75 and the increase of $13.2 million in the "Accumulated other comprehensive income" component of shareholders' equity.

     Contractual Obligations

     Information concerning contractual maturities of financial instruments as at June 30, 2009 is shown in Note 7 of the financial statements. For further details on the Company's long term debt and interest obligations, refer to
Note 20 of the Company's 2008 audited consolidated financial statements and pages 35 to 40 of the 2008 Annual Report which sets out the Company's contractual obligations as at December 31, 2008.
     On June 29, 2009, Kingsway and Lincoln General entered into a consulting agreement with an external run-off manager to provide certain consulting services relating to Lincoln General, including advice and assistance in the development of a Run-off Plan. In addition to base compensation of $1.3 million annually, the agreement provides for a minimum of $2.5 million to be paid to the Run-off Manager at the termination of the contract (provided the contract is not terminated for cause), which, at the latest will be March 1,
2014. This bonus may be increased upon the occurrence of certain events, the likelihood of which will be remeasured and accrued quarterly. The minimum bonus amount of $2.5 million is being accrued over the term of the contract.

     Liquidity and Capital Resources

     During the three and six months ended June 30, 2009, the cash used in operating activities were $82.2 million and $183.5 million, respectively. The
Company's insurance subsidiaries fund their obligations primarily through the premium and investment income and maturities in the securities portfolio.
     As a holding company, Kingsway derives cash from its subsidiaries generally in the form of dividends and management fees to meet its obligations, which primarily consist of dividend and interest payments. The
Company believes that it has the flexibility to obtain the funds needed to fulfill its cash requirements and also to satisfy regulatory capital requirements over the next twelve months. The operating insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, prior to the payment of dividends. In the event that dividends and management fees available to Kingsway are inadequate to service its obligations, the Company would need to raise capital, sell assets or restructure its debt obligations. The Company holds $489.0 million in cash and high grade short term assets, representing approximately 20% of invested assets. The majority of the other fixed income securities are also liquid.
     On June 26, 2009, KFS Capital LLC, an indirect wholly-owned subsidiary of
Kingsway, commenced a take-over bid (the "KLROC Offer") to acquire up to
1,000,000 preferred, retractable, redeemable, cumulative units of Kingsway
Linked Return of Capital Trust at a price per unit of C$12.00 in cash. The
KLROC Offer expired at 5:00 p.m. (Toronto time) on Tuesday, August 4, 2009 and
694,015 units were tendered. This tender was paid for using available cash.
     Kingsway 2007 General Partnership, an indirect wholly-owned subsidiary of
Kingsway announced on July 14, 2009 the commencement of a modified "Dutch
Auction" tender offer (the "2012 Offer") for a portion of its outstanding
Unsecured 6% Debentures due July 11, 2012 (the "2012 Debentures"). The 2012
Offer provides for a cash purchase of 2012 Debentures at a price per C$1,000 principal amount of debentures of not less than C$540 and not greater than
C$620, for a maximum aggregate purchase price to the offeror not to exceed
C$31 million (excluding accrued and unpaid interest). The 2012 Offer expires at 5:00 p.m. (Toronto time) on August 14, 2009, unless extended or earlier terminated by the Offeror. The Company expects to pay for the 2012 offer using available cash and/or proceeds from an undrawn $20 million line of credit.
     Kingsway announced on July 29, 2009 an amendment to its normal course issuer bid for common shares had been approved by the TSX. The normal course issuer bid was originally announced by Kingsway on November 28, 2008.
Purchases under the normal course issuer bid from December 2, 2008 to December
1, 2009 were limited to 2,753,426 common shares (or approximately 5% of the aggregate number of common shares outstanding on November 15, 2008). Purchases under the normal course issuer bid, as amended, are now limited to 5,386,545 common shares, or 10% of the public float on November 28, 2008. Purchases under the normal course issuer bid, as amended, will terminate on December 1,
2009.
     The Capital Committee of Kingsway's board of directors has recommended that capital allocated to the Capital Committee for its $40 million capital initiative that was announced in May 2009 that remains unused following the expiry of: (i) the modified "Dutch Auction" tender offer for a portion of its outstanding Unsecured 6% Debentures due July 11, 2012, and (ii) the expiry of the take-over bid for units of the Kingsway Linked Return of Capital Trust, be applied to the repurchase of Kingsway common shares pursuant to the Company's normal course issuer bid.
     As at June 30, 2009 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries. The Company's Canadian operating entities are regulated by the Office of the Superintendent of Financial
Institutions ("OSFI") and the Financial Services Commission of Ontario
("FSCO") and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test ("MCT") ratio. As at June 30, 2009 the MCT's of Jevco Insurance Company and Kingsway General Insurance Company
were 221% and 203% respectively. As at June 30, 2009 the Canadian insurance companies have aggregate capital of approximately $46.4 million in excess of the 150% level.
     In the United States, a risk based capital ("RBC") formula is used by the
National Association of Insurance Commissioners ("NAIC") to identify property and casualty insurance companies that may not be adequately capitalized. The
NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at June 30, 2009, all U.S. subsidiaries, with the exception of Lincoln General, are estimated to be above the required RBC levels, with
RBC ratio estimates ranging between 264% and 42,600%, and have estimated aggregate capital (excluding Lincoln General) of approximately $83.6 million in excess of the 200% level. As at June 30, 2009, Lincoln General's estimated
RBC was 63%.
     Lincoln General submitted its regulatory action plan on May 7, 2009 that the Pennsylvania Insurance Department subsequently determined is satisfactory.
Please refer to Note 9 of the 2008 Annual Report and Note 8 to the interim financial statements for further details.
     The Company's reinsurance subsidiaries, which are domiciled in Barbados and Bermuda, are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at June 30, 2009 the capital maintained by Kingsway Reinsurance Corporation was approximately $49.9 million in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway Reinsurance (Bermuda) Limited was approximately $12.6 million in excess of regulatory requirements in Bermuda.
     As part of the ongoing transformation program, during the second quarter the Company began terminating all related party reinsurance treaties. As at
June 30, 2009 the treaties between Lincoln General and Kingsway Reinsurance
Corporation have been commuted. All other treaties between Kingsway
Reinsurance Corporation and the U.S. operating companies are expected to be commuted in the third quarter of 2009. Treaties between the Canadian operating companies and Kingsway Reinsurance (Bermuda) Limited are expected to be commuted before the end of 2009. The objective of this initiative is to increase capital in our operating companies and release excess capital to be used for corporate purposes.

     Off-Balance Sheet Financing

     The Company entered into an off-balance sheet transaction through the
Kingsway Linked Return of Capital Trust transaction that was completed on July
14, 2005 which is more fully described in Note 20(d) of the 2008 audited consolidated annual financial statements and on page 39 of the 2008 Annual
Report. The Company has one other off-balance sheet financing arrangement as described on page 39 of the 2008 Annual Report.

     Critical accounting estimates and assumptions

     The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. The year-to-date results of the company reflect management's judgments regarding the impact of prevailing global credit, and equity market conditions. Given the uncertainty surrounding the continued volatility in these markets, and the general lack of liquidity in financial markets, the actual financial results could differ from those estimates.
     There are no new critical accounting estimates or assumptions compared to the information provided in the annual MD&A.

     Related Party Transactions

     Related-party transactions, also including services provided to or received by Kingsway's subsidiaries, are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the parties. Management believes that consideration paid for such services approximate fair value.
     In March 2009, the Company obtained a facility from a related party to allow for specific capital initiatives. The facility is at fair market terms and conditions and is more fully described in Note 14 of the interim financial statements.

     International Financial Reporting Standards (IFRS)

     In 2006, the Accounting Standards Board (AcSB) published a new plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publically-listed companies to use IFRS, replacing existing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company has begun assessing the adoption of IFRS for 2011, which is more fully described on pages 43 and 44 of the 2008 Annual Report.

     Disclosure of Outstanding Share Data

     As at June 30, 2009, the Company had 55,068,528 common shares outstanding and there have been no changes up to the reporting date.

     <<
     Summary of Quarterly Results

     The following table presents the financial results over the previous eight quarters.

     -------------------------------------------------------------------------
                 2009            2008                            2007
     -------------------------------------------------------------------------
     (in millions
      of dollars
      except per
      share
      values)      Q2      Q1      Q4      Q3      Q2      Q1      Q4      Q3
     -------------------------------------------------------------------------
     Gross
      premiums
      written  $251.4  $259.0  $295.6  $354.6  $422.0  $431.0  $418.8  $478.2
     Net
      premiums
      earned    269.6   283.5   305.6   371.0   395.0   412.7   432.8   451.6
     Total
      revenue   298.0   290.9   219.6   374.5   438.4   443.1   480.8   490.9
     Net income
      (loss)    (38.4)  (58.3) (360.4)  (17.4)    6.3   (34.4) (103.5)   23.6
     -------------------------------------------------------------------------
     Earnings
      (loss)
      per share
     Basic      (0.70)  (1.06)  (6.53)  (0.31)   0.11   (0.62)  (1.86)   0.43
     Diluted    (0.70)  (1.06)  (6.53)  (0.32)   0.11   (0.62)  (1.84)   0.42
     -------------------------------------------------------------------------

     Supplementary Financial Information from Continuing Operations

                                                        June 30,  December 31,
                                                           2009          2008
                                                    --------------------------
     Rolling four quarter calculations:

     Net premiums written to estimated statutory
      surplus ratio                                        2.0x          2.1x

     Senior debt to capitalization ratio                  36.9%         31.9%

     Total debt to capitalization ratio                   49.1%         42.9%

     Selected Financial Information expressed in Canadian dollars

     The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

     -------------------------------------------------------------------------
                                   Three months ended        Six months ended
                                         June 30:                June 30:
     -------------------------------------------------------------------------
     (in millions of dollars
      except per share values)       2009        2008        2009        2008
     -------------------------------------------------------------------------
     Gross premiums written    C$   293.8  C$   426.2  C$   615.8  C$  $859.1
     Net premiums earned            315.2       398.9       668.8       790.7
     Net income (loss)              (42.8)        6.1       (85.3)      (28.3)
     Earnings (loss) per share
      - diluted                     (0.78)        0.1       (1.56)       (0.5)
     Underwriting (loss)            (83.6)      (26.7)     (157.1)      (94.6)
     Book value per share            7.76       15.80        7.76       15.80
     -------------------------------------------------------------------------
     >>

     Outlook

     The Company's 2008 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading
"Risk Factors" in the section entitled "Management's Discussion and Analysis".
These factors and events have, for the most part, remained substantially unchanged except as otherwise disclosed herein.

     Disclosure Controls and Procedures

     Management of the Company is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under National
Instrument 52-109 issued by the Canadian Securities Administrators. Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer
by others within those entities, particularly during the period in which the interim filings are being prepared.

     Internal Controls over Financial Reporting

     Management of the Company is responsible for designing internal controls over financial reporting for the Company as defined under National Instrument
52-109 issued by the Canadian Securities Administrators. Management has
designed such internal controls over financial reporting, or caused them to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. There has been no change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

     Forward Looking Statements

     This press release (including the Management's Discussion and Analysis)
includes "forward looking statements" that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management's current expectations and assumptions. The words
"anticipate", "expect", "believe", "may", "should", "estimate", "project",
"outlook", "forecast" or similar words are used to identify such forward looking information. Such forward looking statements reflect management's current beliefs and are based on information currently available to management of the Company. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2008 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators' website at
www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange
Commission's website at www.sec.gov or through the Company's website at
www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

     Additional Information

     Additional information relating to Kingsway, including Kingsway's Annual
Report and Kingsway's Annual Information Form is on SEDAR at www.sedar.com.

     <<
     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF OPERATIONS
     (In thousands of U.S. dollars, except for per share values)

     -------------------------------------------------------------------------
     (Unaudited)                   Three months ended        Six months ended
                                         June 30:                June 30:
                                     2009        2008        2009        2008
     -------------------------------------------------------------------------
     Gross premiums written    $  251,392  $  422,043  $  510,370  $  853,070
     -------------------------------------------------------------------------
     Net premiums written      $  224,974  $  387,329  $  473,505  $  785,317
     -------------------------------------------------------------------------
     Revenue:
       Net premiums earned     $  269,629  $  395,014  $  553,121  $  807,669
       Investment income
        (Note 6)                   29,114      32,672      56,114      68,852
       Net realized gain (loss)
        (Note 6)                     (734)     10,671     (20,309)      4,953
     -------------------------------------------------------------------------
                                  298,009     438,357     588,926     881,474
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred         $  246,076  $  285,583  $  491,925  $  633,749
       Commissions and
        premiums taxes             43,585      74,893      86,156     146,083
       General and
        administrative expenses    43,901      58,995      94,879     118,401
       Restructuring costs
        (Note 10)                   9,978           -      12,921           -
       Interest expense             5,919       8,872      12,215      18,788
       Amortization of
        intangibles (Note 2)        4,915       2,994       7,688       6,318
     -------------------------------------------------------------------------
                                  354,374     431,337     705,784     923,339
     -------------------------------------------------------------------------
     Income (loss) before
      unusual item and income
      taxes                       (56,365)      7,020    (116,858)    (41,865)
       Gain on buy-back of
        senior notes (Note 13)      2,647           -       2,647           -
     -------------------------------------------------------------------------
     Income (loss) from
      continuing operations
      before income taxes         (53,718)      7,020    (114,211)    (41,865)
     Income taxes (recovery)      (15,341)        216     (21,406)    (13,505)
     -------------------------------------------------------------------------
     Income (loss) from
      continuing operations       (38,377)      6,804     (92,805)    (28,360)
     Income (loss) from
      discontinued operations,
      net of taxes (Note 3)             -        (483)     (2,223)        282
     Loss on disposal of
      discontinued operations,
      net of taxes (Note 3)             -           -      (1,616)          -
     -------------------------------------------------------------------------
     Net income (loss)         $  (38,377) $    6,321  $  (96,644) $  (28,078)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Earnings (loss) per share
      - continuing operations:
     Basic:                    $    (0.70) $     0.12  $    (1.69) $    (0.51)
     Diluted:                  $    (0.70) $     0.12  $    (1.69) $    (0.51)

     -------------------------------------------------------------------------
     Earnings (loss) per share
      - net income (loss):
     Basic:                    $    (0.70) $     0.11  $    (1.75) $    (0.51)
     Diluted:                  $    (0.70) $     0.11  $    (1.75) $    (0.51)
     Weighted average shares
      outstanding (in '000s):
     Basic:                        55,069      55,159      55,069      55,284
     Diluted:                      55,091      55,231      55,111      55,357

     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED BALANCE SHEETS
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                                        June 30,  December 31,
                                                           2009          2008
                                                     (unaudited)
     -------------------------------------------------------------------------
     ASSETS
       Cash and cash equivalents                     $  154,709    $  105,656
       Securities (Note 6)                            2,170,908     2,370,485
       Accrued investment income                         23,878        24,554
       Financed premiums                                 68,771        61,616
       Accounts receivable and other assets (Note 12)   270,742       276,450
       Due from reinsurers and other insurers           163,353       177,945
       Deferred policy acquisition costs                107,903       127,555
       Income taxes recoverable                          46,559        14,737
       Future income taxes                               17,405        25,291
       Capital assets (Note 2 and 12)                    57,258        95,259
       Goodwill and intangible assets (Note 2)           58,455        63,893
     -------------------------------------------------------------------------
                                                     $3,139,941    $3,343,441
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

     LIABILITIES
       Loans payable                                 $   73,208    $   66,222
       Accounts payable and accrued liabilities         134,222       135,565
       Unearned premiums                                462,223       536,480
       Unpaid claims                                  1,830,741     1,879,016
       Senior unsecured debentures                      185,003       185,203
       Subordinated indebtedness                         87,399        87,383
     -------------------------------------------------------------------------
                                                      2,772,796     2,889,869
     -------------------------------------------------------------------------
     SHAREHOLDERS' EQUITY
       Share capital                                    322,344       322,344
         Issued and outstanding number of
          common shares
         55,068,528 - June 30, 2009
         55,068,528 - December 31, 2008
       Contributed surplus                                8,670         9,791
       Retained earnings                                     71        98,564
       Accumulated other comprehensive income            36,060        22,873
     -------------------------------------------------------------------------
                                                        367,145       453,572
     -------------------------------------------------------------------------
                                                     $3,139,941    $3,343,441
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                                             Six months ended
                                                                 June 30:
     -------------------------------------------------------------------------
     (Unaudited)                                             2009        2008
     -------------------------------------------------------------------------
     Share capital
     Balance at beginning of period                    $  322,344  $  326,151
     Issued during the period                                   -          48
     Repurchased for cancellation                               -      (3,097)
     -------------------------------------------------------------------------
     Balance at end of period                             322,344     323,102
     -------------------------------------------------------------------------
     Contributed surplus
     Balance at beginning of period                    $    9,791  $    7,619
     Stock option expense                                  (1,121)        668
     -------------------------------------------------------------------------
     Balance at end of period                               8,670       8,287
     -------------------------------------------------------------------------
     Retained earnings
     Balance at beginning of period                    $   98,564  $  521,165
     Net income (loss) for the period                     (96,644)    (28,078)
     Common share dividends                                (1,849)     (8,208)
     Repurchase of shares for cancellation                      -      (1,281)
     -------------------------------------------------------------------------
     Balance at end of period                                  71     483,598
     -------------------------------------------------------------------------
     Accumulated other comprehensive income
     Balance at beginning of period                    $   22,873  $   85,866
     Other comprehensive income (loss)                     13,187     (46,412)
     -------------------------------------------------------------------------
     Balance at end of period                              36,060      39,454
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total shareholders' equity at end of period       $  367,145  $  854,441
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                   Three months ended        Six months ended
                                         June 30:                June 30:
     -------------------------------------------------------------------------
     (Unaudited)                     2009        2008        2009        2008
     -------------------------------------------------------------------------
     Comprehensive income
     Net income (loss)         $  (38,377) $    6,321  $  (96,644) $  (28,078)
     Other comprehensive
      income, net of taxes:
       Change in unrealized
        gains (losses) on
        available-for
        securities:
         Unrealized gains
          (losses) arising
          during the period,
          net of income taxes(1)   19,507     (44,433)     15,763     (31,962)
         Recognition of
          realized losses
          (gains) to net income,
          net of income taxes(2)    2,281      (1,399)     (6,340)     (4,265)
       Unrealized gains (losses)
        on translating financial
        statement of
        self-sustaining foreign
        operations                  4,442       4,021      (5,081)    (10,185)
       Gain (loss) on cash
        flow hedge                 10,205           -       8,845           -
     -------------------------------------------------------------------------
     Other comprehensive
      income (loss)                36,435     (41,811)     13,187     (46,412)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Comprehensive income
      (loss)                   $   (1,942) $  (35,490) $  (83,457) $  (74,490)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Net of income tax of $12,676 for the three months ended June 30, 2009
         ($7,704 for year to date) and $6,281 for the three months ended
         June 30, 2008 ($6,995 for year to date).

     (2) Net of income tax of $819 for the three months ended June 30, 2009
         ($629 for year to date) and $1,219 for the three months ended
         June 30, 2008 ($2,724 for year to date).

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CASH FLOWS
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                   Three months ended        Six months ended
                                         June 30:                June 30:
     -------------------------------------------------------------------------
     (Unaudited)                     2009        2008        2009        2008
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities
     Net income (loss)         $  (38,377) $    6,321  $  (96,644) $  (28,078)
     Items not affecting cash:
       Amortization                 6,058       6,308       9,886      11,239
       Future and current
        income taxes               (2,695)       (949)      1,904      (7,149)
       Net realized (gains)
        losses                     (1,913)    (10,946)     19,603      (5,469)
       Amortization of bond
        premiums and discounts        640      (1,562)        704      (4,032)
       Net change in other
        non-cash balances         (37,517)    (13,647)   (110,536)    (45,189)
     -------------------------------------------------------------------------
                                  (73,804)    (14,475)   (175,083)    (78,678)
     -------------------------------------------------------------------------
     Financing activities
     Increase (decrease) share
      capital                        (279)          -        (279)         48
     Repurchase of common shares
      for cancellation                  -        (588)          -      (4,378)
     Dividends paid                  (977)     (4,069)     (1,849)     (8,208)
     Increase (decrease) in
      bank indebtedness and
      loans payable                 2,586      (4,628)      2,218     (15,283)
     Decrease in senior
      unsecured indebtedness            -        (228)          -     (17,517)
     -------------------------------------------------------------------------
                                    1,330      (9,513)         90     (45,338)
     -------------------------------------------------------------------------
     Investing activities
     Purchase of securities    (1,038,816)   (872,409) (1,571,836) (1,592,080)
     Proceeds from sale of
      securities                1,052,066     958,539   1,804,674   1,759,812
     Financed premiums
      receivable, net              (7,214)    (16,409)     (5,221)    (13,253)
     Acquisitions, net of
      cash acquired                     -           -           -        (212)
     Net proceeds from sale of
      discontinued operations                       -      (1,941)          -
     Net change to capital
      assets and intangible
      assets                        1,243      (1,864)     (1,630)     (3,338)
     -------------------------------------------------------------------------
                                    7,279      67,857     224,046     150,929
     -------------------------------------------------------------------------
     Net change in cash and
      cash equivalents            (65,195)     43,869      49,053      26,913
     Cash and cash equivalents
      at beginning of period      219,904     144,679     105,656     161,635
     -------------------------------------------------------------------------
     Cash and cash equivalents
      at end of period         $  154,709  $  188,548  $  154,709  $  188,548
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     For the three and six months ended June 30, 2009 and 2008
     (Unaudited - tabular amounts in thousands of U.S. dollars)
     -------------------------------------------------------------------------

     NOTE 1  Basis of Presentation

     These interim consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants ("CICA")
     Canadian generally accepted accounting principles ("GAAP") using the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2008 except for the changes in accounting policies as noted below. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2008 as set out on pages 65 to 104 of the Company's
     2008 Annual Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

     NOTE 2  Change In Accounting Polices

     Commencing January 1, 2009, the Company adopted the CICA Handbook Section
     3064 Goodwill and Intangible Assets. As a result of adopting the new standard, certain software costs previously recorded as Capital assets are now recorded as Intangible assets in the Consolidated Balance Sheet.
     Accordingly, $18.1 million as at December 31, 2008 ($17.9 million as at
     June 30, 2008) was reclassified from Capital assets to Intangible assets.
     The related amortization expense that was previously recorded in General and administrative expenses on the Consolidated Statement of Operations is now recorded as Amortization of intangibles. Accordingly, $1.9 million for the three months ended June 30, 2008 ($3.5 million for the six months ended June 30, 2008) was reclassified from General and administrative expenses to Amortization of intangibles.

     Commencing January 20, 2009, the Company adopted the CICA Handbook
     EIC 173 - Credit Risk and the Fair Value of Financial Assets and
     Financial Liabilities, which clarifies the consideration of entity's own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The accounting treatment should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value. There was no resulting difference noted on adoption.

     NOTE 3  Discontinued Operations

     On September 30, 2008 the company completed its previously announced sale of York Fire and Casualty Insurance Company (York Fire), a primarily standard insurance writer, for C$95 million in cash. The Company has classified York Fire as discontinued operations and the results of its operations are reported separately for all periods presented. Prior to the sale, York Fire was part of the Canadian reporting segment. The final settlement was completed in the first quarter of 2009 and the adjustments are reflected accordingly.

     Summarized financial information for discontinued York Fire operations is shown below.

     -------------------------------------------------------------------------
                                   Three months ended        Six months ended
                                         June 30:                June 30:
     -------------------------------------------------------------------------
                                     2009        2008        2009        2008
     -------------------------------------------------------------------------
     Operations:
     Revenue                   $        -  $   22,437  $     (215) $   53,835
     -------------------------------------------------------------------------
     Loss from discontinued
      operations before taxes           -      (1,685)     (2,750)     (1,615)
     Income tax (recovery)              -      (1,202)       (527)     (1,897)
     -------------------------------------------------------------------------
     Income (loss) from
      discontinued operations
      before disposal, net
      of taxes                 $        -  $     (483) $   (2,223) $      282
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Disposals:
     Loss on disposal before
      income taxes             $        -  $        -  $   (1,941) $        -
     Income tax (recovery)              -           -        (325)          -
     -------------------------------------------------------------------------
     Loss on disposal, net
      of taxes                 $        -  $        -  $   (1,616) $        -
     -------------------------------------------------------------------------
     Total gain (loss) from
      discontinued operations,
      net of taxes             $        -  $     (483) $   (3,839) $      282
     -------------------------------------------------------------------------

     NOTE 4  Stock-based Compensation

     As reported on pages 81 - 84 of the Company's 2008 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors.

     During March 2009, the Company issued two option grants at varying exercise prices. The per share fair value of these grants was C$0.97 and
     C$0.45. Per share fair value of options granted during 2008 was C$2.88 in
     February, C$2.43 in May and C$2.45 in September. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

     -------------------------------------------------------------------------
                                                              As at June 30:
     -------------------------------------------------------------------------
                                                             2009        2008
     -------------------------------------------------------------------------
     Risk-free interest rate                                 1.78%       3.22%
     Dividend yield                                          4.21%       2.23%
     Volatility of the expected market price of the
      Company's common shares                                88.1%       27.8%
     Expected option life (in years)                          4.0         4.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company's employee stock options.

     NOTE 5  Segmented Information

     The Company provides property and casualty insurance and other insurance related services. Previously, the Company managed these businesses in three reportable segments, Canada, the United States and Corporate and other insurance related services. As a result of implementing its corporate restructuring plan and exiting non-core business, the Company now manages its business in four reportable segments, Canada, the United
     States, Business in run-off and Corporate and other insurance related services. The Company's Canadian and United States segments include transactions with the Company's reinsurance subsidiaries. The business in run-off is comprised of the Lincoln General business except for specific product lines transferred to related companies, the Southern United business and the Canadian long haul trucking business. At the present time, other insurance related services are not significant. Results for the Company's operating segments are based on the Company's internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements. The reportable segments for Canada have been updated to conform to the current period's financial statement presentation for the results of continuing operations.

     -------------------------------------------------------------------------
                                    Three months ended June 30, 2009
     -------------------------------------------------------------------------
                                      United             Corporate
                           Canada     States    Run-off  and other      Total
     -------------------------------------------------------------------------
     Gross premiums
      written           $  95,775  $ 140,362  $  15,255  $       -  $ 251,392
     Net premiums
      earned               76,393    135,147     58,089          -    269,629
     Investment income      6,333     18,238      5,928     (1,385)    29,114
     Net realized gain
      (loss)                1,118     (1,480)      (775)       403       (734)
     Interest expense           -      5,919          -          -      5,919
     Amortization of
      capital assets          413        546         13        171      1,143
     Amortization of
      intangible assets         -      4,230          -        685      4,915
     Income tax expense
      (recovery)           (1,369)   (13,795)     3,878     (4,055)   (15,341)
     Income (loss) from
      operations           (1,437)     2,091    (36,412)    (2,619)   (38,377)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                    Three months ended June 30, 2008
     -------------------------------------------------------------------------
                                      United             Corporate
                           Canada     States    Run-off  and other      Total
     -------------------------------------------------------------------------
     Gross premiums
      written           $ 128,226  $ 184,765  $ 109,052  $       -  $ 422,043
     Net premiums
      earned               85,019    142,144    167,851          -    395,014
     Investment income
      (loss)                9,067     17,576      6,235       (206)    32,672
     Net realized gain      7,125        724      2,822          -     10,671
     Interest expense           -      8,002          -        870      8,872
     Amortization of
      capital assets          524        809         38        667      2,038
     Amortization of
      intangible assets         -      2,264          -        730      2,994
     Income tax expense
      (recovery)             (932)       619     (4,338)     4,867        216
     Income (loss) from
      operations           12,379      9,737     (9,561)    (5,751)     6,804
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                     Six months ended June 30, 2009
     -------------------------------------------------------------------------
                                      United             Corporate
                           Canada     States    Run-off  and other      Total
     -------------------------------------------------------------------------
     Gross premiums
      written           $ 149,020  $ 322,969  $  38,381  $       -  $ 510,370
     Net premiums
      earned              138,820    289,497    124,804          -    553,121
     Investment income     11,651     32,236     10,752      1,475     56,114
     Net realized
      (loss)               (2,130)   (12,919)    (3,721)    (1,539)   (20,309)
     Interest expense           -     12,215          -          -     12,215
     Amortization of
      capital assets          807      1,094          -        296      2,197
     Amortization of
      intangible assets         -      6,365          -      1,323      7,688
     Income tax expense
      (recovery)           (2,123)    (8,913)    (6,334)    (4,036)   (21,406)
     Income (loss) from
      operations           (9,165)   (11,801)   (73,551)     1,712    (92,805)

     Capital assets     $  11,528  $  19,892  $  25,037  $     801  $  57,258
     Goodwill and
      intangible assets     6,279     43,804      5,516      2,856     58,455
     Total assets         221,740  1,488,527  1,337,941     91,733  3,139,941
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                     Six months ended June 30, 2008
     -------------------------------------------------------------------------
                                      United             Corporate
                           Canada     States    Run-off  and other      Total
     -------------------------------------------------------------------------
     Gross premiums
      written           $ 199,020  $ 396,956  $ 257,094  $       -  $ 853,070
     Net premiums
      earned              155,668    286,877    365,124          -    807,669
     Investment income
      (loss)               18,669     38,571     12,355       (743)    68,852
     Net realized gain
      (loss)                5,833     (3,433)     2,553          -      4,953
     Interest expense           -     16,588          -      2,200     18,788
     Amortization of
      capital assets        1,056      1,579         77      1,091      3,803
     Amortization of
      intangible assets         -      4,874          -      1,444      6,318
     Income tax expense
      (recovery)           (7,204)     7,787    (21,052)     6,964    (13,505)
     Income (loss) from
      operations           12,600     13,332    (52,439)    (1,853)   (28,360)

     Capital assets     $  60,091  $  18,380  $  27,446  $   4,399  $ 110,316
     Goodwill and
      intangible assets     9,014    114,105      5,516      3,208    131,843
     Total assets       1,489,941  1,123,263  1,802,265     35,287  4,450,756
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     NOTE 6 Securities

     The table below provides the amortized cost and fair values of securities:

     -------------------------------------------------------------------------
                                               June 30, 2009
     -------------------------------------------------------------------------
                                                Gross       Gross
                                Amortized  Unrealized  Unrealized
                                     cost       Gains      Losses  Fair Value
     -------------------------------------------------------------------------
     Term Deposits             $  331,375  $    2,935  $       20  $  334,290
     Bonds:
       Canadian
        - Government              209,594       3,381         783     212,192
        - Corporate               221,780       8,391         928     229,243
        - Commercial
           mortgage backed         53,500           -       4,819      48,681
        - Other asset backed       19,071         477         145      19,403
       U.S
        - Government              507,262      27,668         123     534,807
        - Corporate               580,454      17,715       3,690     594,479
        - Commercial
           mortgage backed         10,229           -       1,290       8,939
        - Residential
           mortgage backed        121,612       4,490          91     126,011
        - Other asset backed       18,310         406         451      18,265
       Other
        - Corporate                34,450       1,146         219      35,377
     -------------------------------------------------------------------------
     Sub-total                  2,107,637      66,609      12,559   2,161,687
     Common shares
      - Canadian                    2,294       1,719           -       4,013
      - U.S                            15          14           -          29
     Preferred shares
      - Canadian                    6,879           -       2,127       4,752
      - U.S                           531           -         104         427
     -------------------------------------------------------------------------
                               $2,117,356  $   68,342  $   14,790  $2,170,908
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                              December 31, 2008
     -------------------------------------------------------------------------
                                                Gross       Gross
                                Amortized  Unrealized  Unrealized
                                     cost       Gains      Losses  Fair Value
     -------------------------------------------------------------------------
     Term Deposits             $  184,381  $    3,610  $       20  $  187,971
     Bonds:
       Canadian
        - Government              149,200       8,310           7     157,503
        - Corporate               178,269       1,881       7,562     172,588
        - Commercial
           mortgage backed         66,185         455       4,731      61,909
        - Other asset backed       13,304          78         127      13,255
       U.S
        - Government              420,540      39,498         895     459,143
        - Corporate               772,171      11,289      23,279     760,181
        - Commercial
           mortgage backed          6,507           -       1,328       5,179
        - Residential
           mortgage backed        126,574       3,621         868     129,327
        - Other asset backed       22,128           8       2,032      20,104
       Other
        - Corporate               128,382       4,328         999     131,711
     -------------------------------------------------------------------------
     Sub-total                 $2,067,641  $   73,078  $   41,848  $2,098,871
     Common shares
      - Canadian                  114,167       2,590           -     116,757
      - U.S                       146,408       4,883           -     151,291
     Preferred shares
      - Canadian                    6,692           8       3,629       3,071
      - U.S                           634           -         139         495
     -------------------------------------------------------------------------
                               $2,335,542  $   80,559  $   45,616  $2,370,485
     -------------------------------------------------------------------------

     The following tables highlight the aggregate unrealized loss position, by security type, of holdings in an unrealized loss position. The tables segregate the holdings based on the period of time the securities have been continuously held in an unrealized loss position.

     -------------------------------------------------------------------------
                                               June 30, 2009
     -------------------------------------------------------------------------
                                  Less than 12 months    12 months or greater
     -------------------------------------------------------------------------
                                           Unrealized              Unrealized
                               Fair value        loss  Fair value        loss
     -------------------------------------------------------------------------
     Term Deposits             $   19,985  $       20           -  $        -
     Bonds:
       Canadian
        - Government               57,589         783           -           -
        - Corporate                12,761         145      21,232         783
        - Commercial
           mortgage backed         11,371         502      36,653       4,317
        - Other asset backed        4,154          41       1,758         104
       U.S
        - Government              106,151         117       2,193           6
        - Corporate                96,720       1,115      39,267       2,575
        - Commercial
           mortgage backed          3,003         210       9,427       1,080
        - Residential
           mortgage backed          7,878          91           -           -
        - Other asset backed          822          80       1,946         371
       Other
        - Corporate                 4,190         143         784          76
     -------------------------------------------------------------------------
     Sub-total                 $  324,624  $    3,247  $  113,260  $    9,312
     Common shares
      - Canadian                        -           -           -           -
      - U.S                             -           -           -           -
     Preferred shares
      - Canadian                        -           -       4,752       2,127
      - U.S                             -           -         427         104
     -------------------------------------------------------------------------
                               $  324,624  $    3,247  $  118,439  $   11,543
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                              December 31, 2008
     -------------------------------------------------------------------------
                                  Less than 12 months    12 months or greater
     -------------------------------------------------------------------------
                                           Unrealized              Unrealized
                               Fair value        loss  Fair value        loss
     -------------------------------------------------------------------------
     Term Deposits             $   18,856  $       20  $        -  $        -
     Bonds:
       Canadian
        - Government                2,482           7           -           -
        - Corporate                63,037       5,392      30,564       2,170
        - Commercial
           mortgage backed         17,493       1,023      31,397       3,708
        - Other asset backed        3,279          29       3,472          98
       U.S
        - Government               11,415         769         376         126
        - Corporate               258,079      16,349      94,665       6,930
        - Commercial
           mortgage backed          4,790       1,212         389         116
        - Residential
           mortgage backed             33           1         711         867
        - Other asset backed       16,269       1,451       2,329         581
        - Corporate                 6,381         112       3,321         887
     -------------------------------------------------------------------------
     Sub-total                 $  402,114  $   26,365  $  167,224  $   15,483
     Common shares
      - Canadian                        -           -           -           -
      - U.S                             -           -           -           -
     Preferred shares
      - Canadian                        -           -       3,072       3,629
      - U.S                           101           3         394         136
     -------------------------------------------------------------------------
                               $  402,215  $   26,368  $  170,690  $   19,248
     -------------------------------------------------------------------------

     Fair values of term deposits, bonds and common and preferred shares are considered to approximate quoted market values based on the latest bid prices in active markets. Fair value of securities for which no active market exists are derived from quoted market prices of similar securities or third party evidence.

     Management performs a quarterly analysis of the Company's investment holdings to determine if declines in market value are other than temporary. Pursuant to FASB and Accounting Standards Board of Canada
     guidance issued in April 2009, the analysis process has been revised during the quarter to include consideration of the following factors:

     -   Assessing the company's intent to sell those securities;
     -   Assessing whether it is more likely than not that the company will be required to sell those securities before the recovery of its amortized cost basis;
     -   Assessing if any credit losses are expected for those securities. The assessment includes consideration of, among other things, all available information and factors having a bearing upon
         collectability of security such as changes to credit rating by rating agencies, financial condition of the issuer, expected cash flows and value of any underlying collateral.

     As a result of the above analysis performed by management to determine declines in market value that are other than temporary, write downs for other-than-temporary impairments were $3.3 million compared to
     $9.9 million for the quarter ended June 30, 2008 and the entire amount of other-than-temporary impairments has been recognized in earnings.

     Management has reviewed currently available information regarding other securities whose estimated fair values are less than their carrying amounts and believes that these unrealized losses are not other than temporary and are primarily due to temporary market and sector related factors rather than to issuer-specific factors. The company does not intend to sell those securities and it is not more likely than not that it will be required to sell those securities before recovery of its amortized cost.

     Net investment income for the quarter ended June 30 is comprised as follows:

     -------------------------------------------------------------------------
                                   Three months ended        Six months ended
                                              June 30:                June 30:
     -------------------------------------------------------------------------
                                     2009        2008        2009        2008
     -------------------------------------------------------------------------
     Investment income
       Interest on short term
        securities                    748       3,040       1,616       7,277
       Interest on Bonds           22,337      28,501      44,831      57,881
       Dividends                      146       1,648       1,506       4,447
       Premium Finance              1,504       1,108       2,367       2,097
       Other                        5,391          (7)      8,153         800
     -------------------------------------------------------------------------
     Gross Investment Income       30,126      34,290      58,473      72,502
     Investment Expenses            1,012       1,618       2,359       3,650
     -------------------------------------------------------------------------
     Net Investment Income         29,114      32,672      56,114      68,852
     -------------------------------------------------------------------------

     Net realized losses for the quarter ended June 30, 2009 were $0.7 million compared to net realized gains of $10.7 million for the quarter ended
     June 30, 2008.

     NOTE 7  Financial Instruments

     Risk Management

     The Company's risk management policies and practices are described on pages 18 to 20, 45 to 53 and 74 to 78 of the Company's 2008 Annual
     Report. There has been no significant change in the risk management framework.

     In addition, the Company has provided herein the disclosures required under the Canadian Institute of Chartered Accountants (CICA) handbook section 3862, "Financial Instruments - Disclosures" related to the nature and extent of risks arising from financial instruments. These disclosures form an integral part of the interim consolidated financial statements.

     Credit risk:

     The Company is exposed to credit risk principally through its investment securities and balances receivable from policyholders and reinsurers. The
     Company monitors concentration and credit quality risk through policies to limit and monitor its exposure to individual issuers or related groups
     (with the exception of U.S. and Canadian government bonds) as well as through ongoing review of the credit ratings of issuers held in the securities portfolio. The Company's credit exposure to any one individual policyholder is not material. The Company's policies, however, are distributed by agents, program managers or brokers who manage cash collection on its behalf. The Company has policies to evaluate the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer's insolvency.

     The table below summarizes the credit exposure of the Company from its investments in fixed income securities and term deposits by rating as assigned by S&P or Moody's Investor Services, using the higher of these ratings for any security where there is a split rating:

     -------------------------------------------------------------------------
                                    June 30, 2009         December 31, 2008
     -------------------------------------------------------------------------

     AAA/ Aaa                   1,160,455       53.7%   1,146,703       54.7%
     AA/Aa2                       399,061       18.5%     341,280       16.3%
     A/A2                         461,418       21.3%     505,748       24.1%
     BBB/Baa2                      98,636        4.6%      65,255        3.1%
     BB/Ba2                         8,309        0.4%       5,122        0.2%
     B/B2                           9,597        0.4%       7,838        0.4%
     CCC/Caa or lower,
      or not rated                 24,211        1.1%      26,925        1.2%
     -------------------------------------------------------------------------
     Total consolidated         2,161,687      100.0%   2,098,871      100.0%
     -------------------------------------------------------------------------

     As at June 30, 2009, 93.5% of the fixed income portfolio is rated 'A' or better. The 'not rated' category consists primarily of investments in money market instruments. Changes in this balance period over period are primarily due to timing of investment maturities and reinvestment.

     Market risk:

     Our primary market risk exposure is changes in interest rates. Because most of the securities portfolio is comprised of fixed income securities, periodic changes in interest rate levels generally impact the financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Also, during periods of rising interest rates, the market value of the existing fixed income securities will generally decrease and realized gains on fixed income securities will likely be reduced. The reverse is true during periods of declining interest rates.

     Duration is a measure used to estimate the extent market values of fixed income instruments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point or 1 percent parallel increase in interest rates would decrease the market value of the fixed income securities by $71.6 million at June 30,
     2009, representing 3.3% of the $2.2 billion fair value fixed income securities portfolio.

     The following table summarizes carrying amounts of financial instruments by contractual maturity or expected cash flow dates (the actual repricing dates may differ from contractual maturity because certain securities and debentures have the right to call or prepay obligations with or without call or prepayment penalties):

     -------------------------------------------------------------------------
     As at June 30, 2009         One year      One to     Five to   More than
                                  or less  five years   ten years   ten years
     -------------------------------------------------------------------------
     Assets:
     Cash & cash equivalents      154,709           -           -           -
     Securities                   411,005   1,004,046     561,744     184,694
     Accrued Investment Income     23,878           -           -           -
     Finance Premiums              68,771           -           -           -
     Accounts receivable and
      other assets                266,188           -           -           -
     Due from reinsurers and
      other insurers               57,507      88,105      15,649       2,092
     -------------------------------------------------------------------------
     Total:                       982,058   1,092,151     577,393     186,786
     -------------------------------------------------------------------------

     Liabilities:
     Loans payable                      -           -      66,222       6,986
     Accounts payable and
      accrued liabilities         134,222           -           -           -
     Unpaid claims                644,501     987,408     175,383      23,449
     Senior unsecured
      debentures                        -     185,003           -           -
     Subordinated indebtedness          -           -           -      87,399
     -------------------------------------------------------------------------
     Total:                       778,723   1,172,411     241,605     117,834
     -------------------------------------------------------------------------

     -------------------------------------------------
     As at June 30, 2009      No specific
                                     date       Total
     -------------------------------------------------
     Assets:
     Cash & cash equivalents            -     154,709
     Securities                     9,419   2,170,908
     Accrued Investment Income          -      23,878
     Finance Premiums                   -      68,771
     Accounts receivable and
      other assets                      -     266,188
     Due from reinsurers and
      other insurers                    -     163,353
     -------------------------------------------------
     Total:                         9,419   2,847,807
     -------------------------------------------------

     Liabilities:
     Loans payable                      -      73,208
     Accounts payable and
      accrued liabilities               -     134,222
     Unpaid claims                      -   1,830,741
     Senior unsecured
      debentures                        -     185,003
     Subordinated indebtedness          -      87,399
     -------------------------------------------------
     Total:                             -   2,310,573
     -------------------------------------------------

     -------------------------------------------------------------------------
     As at December 31, 2008     One year      One to     Five to   More than
                                  or less  five years   ten years   ten years
     -------------------------------------------------------------------------
     Assets:
     Cash & cash equivalents      105,656           -           -           -
     Securities                   405,619     986,244     524,479     182,529
     Accrued investment income     24,554           -           -           -
     Finance premiums              61,616           -           -           -
     Accounts receivable and
      other assets                276,450           -           -           -
     Due from reinsurers and
      other insurers               63,195      95,990      16,533       2,227
     -------------------------------------------------------------------------
     Total:                       937,090   1,082,234     541,012     184,756
     -------------------------------------------------------------------------

     Liabilities:
     Loans payable                      -           -      66,222           -
     Accounts payable and
      accrued liabilities         135,565           -           -           -
     Unpaid claims                667,307   1,013,611     174,579      23,519
     Senior unsecured
      debentures                        -      81,137     104,066           -
     Subordinated indebtedness          -           -           -      87,383
     -------------------------------------------------------------------------
     Total:                       802,872   1,094,748     344,867     110,902
     -------------------------------------------------------------------------

     -------------------------------------------------
     As at December 31, 2008   No specific
                                     date       Total
     -------------------------------------------------
     Assets:
     Cash & cash equivalents            -     105,656
     Securities                   271,614   2,370,485
     Accrued investment income          -      24,554
     Finance premiums                   -      61,616
     Accounts receivable and
      other assets                      -     276,450
     Due from reinsurers and
      other insurers                    -     177,945
     -------------------------------------------------
     Total:                       271,614   3,016,706
     -------------------------------------------------

     Liabilities:
     Loans payable                      -      66,222
     Accounts payable and
      accrued liabilities               -     135,565
     Unpaid claims                      -   1,879,016
     Senior unsecured
      debentures                        -     185,203
     Subordinated indebtedness          -      87,383
     -------------------------------------------------
     Total:                             -   2,353,389
     -------------------------------------------------

     Collateral pledged: As at June 30, 2009, bonds and term deposits with an estimated fair value of $52.3 million were on deposit with state and provincial regulatory authorities. Also, from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. At June 30, 2009, the amount of such pledged securities was $116.0 million. Collateral pledging transactions are conducted under terms that are common and customary to standard collateral pledging and are subject to the Company's standard risk management controls.

     The company has a syndicate letter of credit facility which is principally used to collateralize inter-company reinsurance balances for statutory capital management purposes. The Company pledges securities to collateralize the utilized portion of the letter of credit facility. At
     June 30, 2009 the letter of credit facility utilization was
     $20.2 million.

     Fair value:

     Refer to Note 6 with respect to fair value disclosure on securities. The carrying value of unpaid claims does not take into consideration the time value of money or make an explicit provision for adverse deviation. In order to estimate the fair value of the unpaid claims, the Company uses an actuarial approach recognizing the time value of money which incorporates assumptions concerning projected cash flows and appropriate provisions for adverse deviation. As at June 30, 2009 the estimated fair value of the unpaid claims was $1,974.8 million ($1,836.4 million net of reinsurers' share of unpaid claims). The estimated fair value is approximately $144.1 million above the undiscounted carrying value as a result of a provision for adverse development totaling $186.6 million in addition to the present value of unpaid claims. There is no active market for policy liabilities, so a market value is not readily available.

     The table below summarizes the fair valuation of debt liabilities, though they are held at amortized cost on the consolidated balance sheet:

     -------------------------------------------------------------------------
                                                      June 30, 2009
     -------------------------------------------------------------------------
                                                           Total
                                         Total fair     carrying
                                            value(x)       value    Favorable
     -------------------------------------------------------------------------
     Loans Payable                       $   35,036   $   73,208   $   38,172
     Senior unsecured debentures             50,421       99,744       49,323
     Subordinated indebtedness               22,254       87,399       65,145
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                    December 31, 2008
     -------------------------------------------------------------------------
                                                           Total
                                         Total fair     carrying
                                            value(x)       value    Favorable
     -------------------------------------------------------------------------
     Loans Payable                       $   43,094   $   66,222   $   23,128
     Senior unsecured debentures            128,497      185,203       56,706
     Subordinated indebtedness               17,712       87,383       69,671
     -------------------------------------------------------------------------
     (x) The fair value is based on observable market inputs.

     The carrying value of all other financial instruments approximates their fair value due to the short term to maturity of those financial instruments.

     The Company uses fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. The extent of the Company's use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities as at June 30, 2009 was as follows:

     -------------------------------------------------------------------------
                                      Quoted prices
                                          in active  Significant
                                        markets for        other   Significant
                                          identical   observable  unobservable
                               June 30       assets       inputs       inputs
     Description                  2009     (Level 1)    (Level 2)    (Level 3)
     -------------------------------------------------------------------------
     Available for sale
      securities:
     Term deposits:         $  334,290   $        -   $  334,290   $        -

     Debt securities:
     ----------------
     Canadian
      - Government             212,192            -      212,192            -
      - Corporate              229,243            -      229,243            -
      - Commercial
         mortgage backed        48,681            -       48,681            -
      - Other asset backed      19,403            -       19,403            -
     U.S
      - Government             534,807            -      534,807            -
      - Corporate              594,479            -      594,479            -
      - Commercial
         mortgage backed         8,939            -        8,939            -
      - Residential
         mortgage backed       126,011            -      126,011            -
      - Other mortgage/
         asset backed           18,265            -       18,265            -
     Other
      - Corporate               35,377            -       35,377            -

     Equity Securities:
     ------------------
     Canadian                    4,013        4,013            -            -
     US                             29           29            -            -

     Preferred Securities:
     ---------------------
     Canadian                    4,752        4,752            -            -
     US                            427          427            -            -

     -------------------------------------------------------------------------
     Total                  $2,170,908   $    9,221   $2,161,687   $        -
     -------------------------------------------------------------------------

     NOTE 8  Capital Management

     On June 26, 2009, KFS Capital LLC, an indirect wholly-owned subsidiary of
     Kingsway, commenced a take-over bid (the "KLROC Offer") to acquire up to
     1,000,000 preferred, retractable, redeemable, cumulative units of
     Kingsway Linked Return of Capital Trust at a price per unit of C$12.00 in cash. The KLROC Offer expired at 5:00 p.m. (Toronto time) on Tuesday,
     August 4, 2009 and 694,015 units were tendered. This tender was paid for using available cash.

     Kingsway 2007 General Partnership, an indirect wholly-owned subsidiary of
     Kingsway announced on July 14, 2009 the commencement of a modified "Dutch
     Auction" tender offer (the "2012 Offer") for a portion of its outstanding
     Unsecured 6% Debentures due July 11, 2012 (the "2012 Debentures"). The
     2012 Offer provides for a cash purchase of 2012 Debentures at a price per
     C$1,000 principal amount of debentures of not less than C$540 and not greater than C$620, for a maximum aggregate purchase price to the offeror not to exceed C$31 million (excluding accrued and unpaid interest). The
     2012 Offer expires at 5:00 p.m. (Toronto time) on August 14, 2009, unless extended or earlier terminated by the Offeror. The Company expects to pay for the 2012 offer using available cash and/or proceeds from an undrawn
     $20 million line of credit.

     As at June 30, 2009 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries. Canadian property and casualty insurance companies are regulated by the Office of the
     Superintendent of Financial Institutions (OSFI) and the Financial
     Services Commission of Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) ratio. As at June 30, 2009 the MCT's of Jevco
     Insurance Company and Kingsway General Insurance Company were 221% and
     203% respectively. As at June 30, 2009 the Canadian insurance companies have aggregate capital of approximately $46.4 million in excess of the
     150% level.

     In the United States, a risk based capital (RBC) formula is used by the
     National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below
     200% of the authorized control level. As at June 30, 2009, all U.S.
     subsidiaries, with the exception of Lincoln General, are estimated to be above the required RBC levels, with RBC ratios estimates ranging between
     263% and 42,600% and have estimated aggregate capital excluding Lincoln
     General of approximately $83.6 million in excess of the 200% level. As at
     June 30, 2009 Lincoln General's estimated RBC was 63%.

     As a result of Lincoln's RBC level as at December 31, 2008, the
     Pennsylvania Insurance Department was required to conduct an examination and issue an order outlining corrective action to be taken. Further, under Pennsylvania law, Lincoln may be deemed to be operating in a financially hazardous condition based on its financial statements at
     December 31, 2008. As a result, the Pennsylvania Insurance Department has the power to take a variety of regulatory actions, including but not limited to department supervision, and the seeking of a court order of rehabilitation or liquidation if it determines that Lincoln's condition is such that the further transaction of business would be hazardous, financially, to its policyholders, creditors or the public.

     As part of a plan developed by management, Lincoln has initiated running off its book of business and, accordingly, management has ceased writing new or renewal business, except where otherwise required by law or pre-
     existing contractual obligations, and has initiated mid-term cancellations in certain lines of business. As at December 31, 2008,
     Lincoln had statutory admitted assets of $386.7 million, liabilities of
     $307.5 million, and statutory capital and surplus of $79.2 million. On
     March 11, 2009, Lincoln entered into a letter agreement with the
     Pennsylvania Insurance Department (the Department) that provides for increased supervisory oversight by the Department including but not limited to increased reporting and Department approval of non-routine matters including transfers or pledges of assets, extension of loans, incurring of debt, increases in salaries, payments of bonuses to officers and directors, and consummation of material transactions.

     Lincoln General submitted its regulatory action plan on May 7, 2009 which the Pennsylvania Insurance Department has subsequently determined is satisfactory. The plan is a run-off plan that provides for the orderly, efficient resolution and payment of all policy-related claims and other obligations in full and when due. To execute the run-off plan the Company has engaged a run-off manager, principals in which have been appointed to key positions at Lincoln General.

     The reinsurance subsidiaries, which are domiciled in Barbados and
     Bermuda, are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at June 30, 2009 the capital maintained by Kingsway Reinsurance Corporation was approximately
     $49.9 million ($77.9 million as at December 31, 2008) in excess of the regulatory requirements in Barbados and the capital maintained by
     Kingsway Reinsurance (Bermuda) Limited was approximately $12.6 million
     ($15.4 million as at December 31, 2008) in excess of regulatory requirements in Bermuda.

     NOTE 9  Hedges

     On June 2, 2009, the company discontinued the swap transaction which was designated as a cash flow hedge. When the hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the hedged item, or when the hedged item is derecognized. The amount of loss recorded in other comprehensive income is $6.2 million before tax of which $0.2 million has been reclassified to net income for the period ended June 30, 2009 as a result of the discontinuance of the cash flow hedge.

     NOTE 10  Restructuring charges

     During the first quarter of 2009, the Company announced the corporate restructuring plan to concentrate on its core and profitable lines of business and is targeted to improve the Company's financial stability.
     The Company is consolidating operations in U.S. and Canada, simplifying the management structure, reducing costs through synergies and operational efficiencies and positioning the Company to seize competitive advantage. As the Company exits businesses and streamlines operations, approximately 1,000 employees will be removed from the total workforce.
     Restructuring plan costs will be approximately $20 million, to be incurred over fiscal 2009 and 2010, of which $12.9 million was expensed in the first six months of 2009.

     During the six months ended June 30, 2009, the Company continued to implement these restructuring work plans. Restructuring charges for the six months ended June 30, 2009 were as follows:

     -------------------------------------------------------------------------
                                                        Restructuring charges
     -------------------------------------------------------------------------
                                                             Three        Six
                                                            months     months
                        Severance                            ended      ended
                              and  Consulting              June 30,   June 30,
                         benefits     expense     Total       2009       2009
     -------------------------------------------------------------------------
     Provision balance
      at January 1,
      2009              $       -  $       -  $       -
       (Income) expense     8,095      4,826     12,921  $   9,978  $  12,921
       Payments             3,084      4,826      7,910
     Provision balance
      at June 30, 2009  $   5,011  $       -  $   5,011
     -------------------------------------------------------------------------
     Total restructuring
      charges                                            $   9,978  $  12,921
     -------------------------------------------------------------------------

     Restructuring charges are included in the statement of operations under
     General and administrative expenses.

     The following table summarizes the total restructuring charges incurred by segment during the three and six months ended June 30, 2009:

     -------------------------------------------------------------------------
                                             Three months ended June 30, 2009
     -------------------------------------------------------------------------
                           Canada        U.S.   Run-off  Corporate      Total
     -------------------------------------------------------------------------
     Total
      restructuring
      charges           $     307  $   2,161  $   2,832  $   4,678  $   9,978
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                               Six months ended June 30, 2009
     -------------------------------------------------------------------------
                           Canada        U.S.   Run-off  Corporate      Total
     -------------------------------------------------------------------------
     Total
      restructuring
      charges           $     518  $   3,212  $   3,261  $   5,930  $  12,921
     -------------------------------------------------------------------------

     The following table summarizes the total amount of costs expected to be incurred for each reporting segment over the span of the restructuring plan:

     -------------------------------------------------------------------------
                                      Over the span of the restructuring plan
     -------------------------------------------------------------------------
                           Canada        U.S.   Run-off  Corporate      Total
     -------------------------------------------------------------------------
     Total expected
      costs for
      restructuring
      plan              $   3,200  $   7,000  $   3,100  $   6,700  $  20,000
     -------------------------------------------------------------------------

     NOTE 11  Acquisitions

     On April 1, 2007 the Company acquired 100% of the voting shares of
     Mendota Insurance Company ('Mendota') whose primary business is non-
     standard automobile insurance. This transaction includes Mendota's wholly owned subsidiaries, Mendakota Insurance Company and Mendota Insurance
     Agency, Inc. The earnings of Mendota have been included in the statement of operations from April 1, 2007.

     During the first quarter of 2008, the final purchase price was determined at $51.1 million. The Company has recognized total goodwill $1.2 million related to this acquisition, of which $0.2 million was recorded in 2008 and $1.0 million during 2007.

     The Company also recognized total intangible assets of $10.7 million related to this acquisition during 2007, of which $7.8 million was assigned to insurance licenses with an indefinite life and not subject to amortization, $1.1 million was assigned to computer software and is being amortized straight line over its defined useful life of 5 years and
     $1.8 million assigned to agent relationships and is also being amortized of a 5 year term but based on a pattern in which the economic benefits of the asset are expected to be consumed.

     NOTE 12  Assets held for sale

     Assets held for sale are included in accounts receivable and other assets in the consolidated balance sheets. The major components of the assets held for sale as at June 30, 2009 are:

     -------------------------------------------------------------------------
                                                                June 30, 2009
     -------------------------------------------------------------------------
     Land                                                           $   5,616
     Building                                                          32,072
     -------------------------------------------------------------------------
     Total assets held for sale                                     $  37,688
     -------------------------------------------------------------------------

     NOTE 13  Buy-Back of Senior Notes

     During the quarter, Kingsway America Inc. bought back $4.6 million face value of the senior notes due in 2014 at a market rate of $2.0 million.
     Kingsway America Inc. realized a gain of $2.6 million during the quarter.

     NOTE 14  Related Party Transaction

     In March 2009, the Company obtained a facility from a related party to allow for specific purpose capital initiatives. This is a related party transaction for financial reporting purposes as there is common board representation between the related parties. The facility is at fair market terms and conditions. As of June 30, 2009, the facility remains undrawn.

     NOTE 15  Contractual Obligation

     On June 29, 2009, Kingsway and Lincoln General entered into a consulting agreement with an external run-off manager to provide certain consulting services relating to Lincoln General, including advice and assistance in the development of a Run-off Plan. In addition to base compensation of
     $1.3 million annually, the agreement provides for a minimum of
     $2.5 million to be paid to the Run-off Manager at the termination of the contract (provided the contract is not terminated for cause), which, at the latest will be March 1, 2014. This bonus may be increased upon the occurrence of certain events, the likelihood of which will be remeasured and accrued quarterly. The minimum bonus amount of $2.5 million is being accrued over the term of the contract.

     NOTE 16  Subsequent Events

     The subsequent events have been evaluated till August 7, 2009, the date the financial statements are issued. There are no subsequent events noted.

     NOTE 17  Supplemental Condensed Consolidating Financial Information

     On July 10, 2007, K2007GP issued C$100 million of 6% senior unsecured debentures unconditionally guaranteed by the Company ("KFSI") and
     Kingsway America Inc. ("KAI"), a wholly-owned subsidiary of the Company.
     The following is the condensed consolidating financial information for the Company as of June 30, 2009 and December 31, 2008, and for the period ended June 30, 2009 and 2008, with a separate column for each Guarantor, the issuer and the other businesses of the Company combined ("Non-
     Guarantor subsidiaries").

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Operations
     -------------------------------------------------------------------------
     For the six months ended June 30, 2009

                                            KFSI          KAI        K2007GP
     -------------------------------------------------------------------------
                                             (a           (a          (the
                                        "Guarantor") "Guarantor")   "Issuer")
     -------------------------------------------------------------------------

     Revenue:
     Net premiums earned                $         -  $         -  $         -
     Investment related income                  (63)       1,869        9,646
     Management fees                         26,166       10,346            -
     -------------------------------------------------------------------------
                                        $    26,103  $    12,215  $     9,646
     -------------------------------------------------------------------------
     Expenses:
     Claims incurred                    $         -  $         -  $         -
     Commissions and premium taxes                -            -            -
     Other expenses                          30,369        7,527          274
     Interest expense                             -       13,227        2,604
     -------------------------------------------------------------------------
                                             30,369       20,754        2,878
     -------------------------------------------------------------------------

     Income (loss) before unusual
      item and income taxes                  (4,266)      (8,539)       6,768
     Gain on buy-back of senior notes             -        2,647            -
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations before income taxes         (4,266)      (5,892)       6,768
     Income taxes (recovery)                 (4,362)      (2,003)       2,301
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                                 96       (3,889)       4,467
     Loss from discontinued operations            -            -            -
     Loss on disposal of discontinued
      operations                                  -            -            -
     Equity in undistributed net
      income of subsidiaries                (59,040)     (19,990)           -
     -------------------------------------------------------------------------
     Net income (loss)                  $   (58,944) $   (23,879) $     4,467
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the six months ended June 30, 2009

                                           Other     Consolidation
                                       Subsidiaries   adjustments     Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                       subsidiaries")
     -------------------------------------------------------------------------

     Revenue:
     Net premiums earned                $   565,754  $   (12,633) $   553,121
     Investment related income               32,852       (8,499)      35,805
     Management fees                              -      (36,512)           -
     -------------------------------------------------------------------------
                                        $   598,606  $   (57,644) $   588,926
     -------------------------------------------------------------------------
     Expenses:
     Claims incurred                    $   524,560  $   (32,635) $   491,925
     Commissions and premium taxes           86,156            -       86,156
     Other expenses                          99,299      (21,981)     115,488
     Interest expense                          (588)      (3,028)      12,215
     -------------------------------------------------------------------------
                                            709,427      (57,644)     705,784
     -------------------------------------------------------------------------

     Income (loss) before unusual
      item and income taxes                (110,821)           -     (116,858)
     Gain on buy-back of senior notes             -            -        2,647
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations before income taxes       (110,821)           -     (114,211)
     Income taxes (recovery)                (17,342)           -      (21,406)
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                            (93,479)           -      (92,805)
     Loss from discontinued operations       (2,223)           -       (2,223)
     Loss on disposal of discontinued
      operations                             (1,616)           -       (1,616)
     Equity in undistributed net
      income of subsidiaries                      -       79,030            -
     -------------------------------------------------------------------------
     Net income (loss)                  $   (97,318) $    79,030  $   (96,644)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Operations
     -------------------------------------------------------------------------
     For the six months ended June 30, 2008

                                            KFSI          KAI        K2007GP
     -------------------------------------------------------------------------
                                             (a      (an "issuer"/     (an
                                        "Guarantor")  "Guarantor")  "Issuer")
     -------------------------------------------------------------------------

     Revenue:
     Net premiums earned                $         -  $         -  $         -
     Investment related income          $      (742) $     1,817  $     3,582
     Management fees                    $    51,440  $     9,158  $         -
     -------------------------------------------------------------------------
                                        $    50,698  $    10,975  $     3,582
     -------------------------------------------------------------------------
     Expenses:
     Claims incurred                    $         -  $         -  $         -
     Commissions and premium taxes      $         -  $         -  $         -
     Other expenses                     $    43,869  $    12,961  $       117
     Interest expense                   $     2,200  $    14,142  $     3,064
     -------------------------------------------------------------------------
                                        $    46,069  $    27,103  $     3,181
     -------------------------------------------------------------------------

     Income (loss) before unusual
      item and income taxes             $     4,629  $   (16,128) $       401
     Gain on buy-back of senior notes   $         -  $         -  $         -
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations before income taxes    $     4,629  $   (16,128) $       401
     Income taxes (recovery)            $     6,964  $    (5,483) $       136
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                        $    (2,335) $   (10,645) $       265
     Income from discontinued
      operations                        $         -  $         -  $         -
     Gain (loss) on disposal of
      discontinued operations           $         -  $         -  $         -
     Equity in undistributed net
      income of subsidiaries            $   (25,743) $   (39,287) $         -
     -------------------------------------------------------------------------
     Net income (loss)                  $   (28,078) $   (49,932) $       265
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the six months ended June 30, 2008

                                           Other     Consolidation
                                       Subsidiaries   adjustments     Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                       subsidiaries")
     -------------------------------------------------------------------------

     Revenue:
     Net premiums earned                $   815,124  $    (7,455) $   807,669
     Investment related income          $    81,157  $   (12,009) $    73,805
     Management fees                    $         -  $   (60,598) $         -
     -------------------------------------------------------------------------
                                        $   896,281  $   (80,062) $   881,474
     -------------------------------------------------------------------------
     Expenses:
     Claims incurred                    $   658,518  $   (24,769) $   633,749
     Commissions and premium taxes      $   146,083  $         -  $   146,083
     Other expenses                     $   119,565  $   (51,793) $   124,719
     Interest expense                   $     2,882  $    (3,500) $    18,788
     -------------------------------------------------------------------------
                                        $   927,048  $   (80,062) $   923,339
     -------------------------------------------------------------------------

     Income (loss) before unusual
      item and income taxes             $   (30,767) $         -  $   (41,865)
     Gain on buy-back of senior notes   $         -  $         -  $         -
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations before income taxes    $   (30,767) $         -  $   (41,865)
     Income taxes (recovery)            $   (15,122)              $   (13,505)
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                        $   (15,645) $         -  $   (28,360)
     Income from discontinued
      operations                        $       282               $       282
     Gain (loss) on disposal of
      discontinued operations           $         -  $         -  $         -
     Equity in undistributed net
      income of subsidiaries            $         -  $    65,030  $         -
     -------------------------------------------------------------------------
     Net income (loss)                  $   (15,363) $    65,030  $   (28,078)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Balance Sheet
     -------------------------------------------------------------------------
     As at June 30, 2009

                                            KFSI          KAI        K2007GP
     -------------------------------------------------------------------------
                                             (a      (an "issuer"/     (an
                                        "Guarantor")  "Guarantor")  "Issuer")
     -------------------------------------------------------------------------

     Assets
     Investments in subsidiaries        $   269,714  $   816,155  $         -
     Cash                                    30,530        8,096          528
     Securities                                   -            -            -
     Goodwill and intangible assets           6,279            -            -
     Other assets                            58,827       83,420      105,755
     -------------------------------------------------------------------------
                                        $   365,350  $   907,671  $   106,283
     -------------------------------------------------------------------------
     Liabilities and
      Shareholders' Equity
     Liabilities:
     Bank Indebtedness                  $         -  $   210,175  $         -
     Other liabilities                       (1,795)      32,135        2,608
     Unearned premiums                            -            -            -
     Unpaid claims                                -            -            -
     Senior unsecured debentures                  -      120,400       85,260
     Subordinated indebtedness                    -       90,500            -
     -------------------------------------------------------------------------
                                        $    (1,795) $   453,210  $    87,868
     Shareholders' equity:
     Share capital                          322,344      503,612       14,867
     Contributed surplus                      8,670            -            -
     Retained Earnings                           71      (49,151)       6,863
     Accumulated other
      comprehensive income                   36,060            -       (3,315)
     -------------------------------------------------------------------------
                                            367,145      454,461       18,415
     -------------------------------------------------------------------------
                                        $   365,350  $   907,671  $   106,283
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     As at June 30, 2009

                                           Other     Consolidation
                                       Subsidiaries   adjustments     Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                       subsidiaries")
     -------------------------------------------------------------------------

     Assets
     Investments in subsidiaries        $(1,442,859) $   356,990  $         -
     Cash                                   115,555            -      154,709
     Securities                           2,255,206      (15,527)   2,239,679
     Goodwill and intangible assets          52,176            -       58,455
     Other assets                         1,578,447   (1,139,351)     687,098
     -------------------------------------------------------------------------
                                        $ 2,558,525  $  (797,888) $ 3,139,941
     -------------------------------------------------------------------------
     Liabilities and
      Shareholders' Equity
     Liabilities:
     Bank Indebtedness                  $  (176,967) $    40,000  $    73,208
     Other liabilities                       82,385       18,889      134,222
     Unearned premiums                      644,877     (182,654)     462,223
     Unpaid claims                        2,453,754     (623,013)   1,830,741
     Senior unsecured debentures             (3,778)     (16,879)     185,003
     Subordinated indebtedness                    -       (3,101)      87,399
     -------------------------------------------------------------------------
                                        $ 3,000,271  $  (766,758) $ 2,772,796
     Shareholders' equity:
     Share capital                        1,941,304   (2,459,783)     322,344
     Contributed surplus                          -            -        8,670
     Retained Earnings                   (2,415,261)   2,457,549           71
     Accumulated other
      comprehensive income                   32,211      (28,896)      36,060
     -------------------------------------------------------------------------
                                           (441,746)     (31,130)     367,145
     -------------------------------------------------------------------------
                                        $ 2,558,525  $  (797,888) $ 3,139,941
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Balance Sheet
     -------------------------------------------------------------------------
     As at December 31, 2008

                                            KFSI          KAI        K2007GP
     -------------------------------------------------------------------------
                                             (a      (an "Issuer"/     (an
                                        "Guarantor")  "Guarantor")  "Issuer")
     -------------------------------------------------------------------------

     Assets
     Investments in subsidiaries        $   409,577  $   743,825  $         -
     Cash                                    21,335        5,603          543
     Securities                                   -            -            -
     Goodwill and other assets                5,996            -            -
     Other assets                            21,447       80,769      113,519
     -------------------------------------------------------------------------
                                        $   458,355  $   830,197  $   114,062
     -------------------------------------------------------------------------
     Liabilities and
      Shareholders' Equity
     Liabilities:
     Bank Indebtedness                  $         -  $   170,175  $         -
     Other liabilities                        4,784       30,652       16,818
     Unearned premiums                            -            -            -
     Unpaid claims                                -            -            -
     Senior unsecured debentures                  -      125,000       93,464
     Subordinated indebtedness                    -       90,500            -
     -------------------------------------------------------------------------
                                        $     4,784  $   416,327  $   110,282
     Shareholders' equity:
     Share capital                          322,344      459,133       10,667
     Contributed surplus                      9,791            -            -
     Retained Earnings                       98,563      (45,263)       2,397
     Accumulated other
      comprehensive income                   22,873            -       (9,284)
     -------------------------------------------------------------------------
                                            453,571      413,870        3,780
     -------------------------------------------------------------------------
                                        $   458,355  $   830,197  $   114,062
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     As at December 31, 2008

                                           Other     Consolidation
                                       Subsidiaries   adjustments     Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                       subsidiaries")
     -------------------------------------------------------------------------

     Assets
     Investments in subsidiaries        $(1,470,854) $   317,452  $         -
     Cash                                    78,175            -      105,656
     Securities                           2,449,194      (17,093)   2,432,101
     Goodwill and other assets               57,897            -       63,893
     Other assets                         2,466,287   (1,940,231)     741,791
     -------------------------------------------------------------------------
                                        $ 3,580,699  $(1,639,872) $ 3,343,441
     -------------------------------------------------------------------------
     Liabilities and
      Shareholders' Equity
     Liabilities:
     Bank Indebtedness                  $         -  $  (103,953) $    66,222
     Other liabilities                      (36,642)     119,953      135,565
     Unearned premiums                      823,071     (286,591)     536,480
     Unpaid claims                        3,109,263   (1,230,247)   1,879,016
     Senior unsecured debentures            (16,383)     (16,878)     185,203
     Subordinated indebtedness                    -       (3,117)      87,383
     -------------------------------------------------------------------------
                                        $ 3,879,309  $(1,520,833) $ 2,889,869
     Shareholders' equity:
     Share capital                        1,880,918   (2,350,718)     322,344
     Contributed surplus                          -            -        9,791
     Retained Earnings                   (2,211,705)   2,254,572       98,564
     Accumulated other
      comprehensive income                   32,177      (22,893)      22,873
     -------------------------------------------------------------------------
                                           (298,610)    (119,039)     453,572
     -------------------------------------------------------------------------
                                        $ 3,580,699  $(1,639,872) $ 3,343,441
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Cash Flows
     -------------------------------------------------------------------------
     For the six months ended June 30, 2009

                                            KFSI          KAI        K2007GP
     -------------------------------------------------------------------------
                                             (a      (an "issuer"/     (an
                                        "Guarantor")  "Guarantor")  "Issuer")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
     Net income (loss)                  $   (58,944) $   (23,879) $     4,467
     Adjustments to reconcile net
      income to net cash used by
      operating activities:
     Equity in undistributed
      earnings in subsidiaries               59,040       19,990            -
     Other                                  (35,591)      (4,007)        (478)
     -------------------------------------------------------------------------
                                            (35,495)      (7,896)       3,989

     Financing Activities:
     Increase in share capital, net            (279)      44,479        4,200
     Repurchase of common shares
      for cancellation                            -            -            -
     Common share dividend                   (1,849)           -            -
     Increase/(decrease) in bank
      indebtedness                                -       39,828       (8,204)
     Increase in senior unsecured
      indebtedness                                -       (1,953)           -
     -------------------------------------------------------------------------
                                             (2,128)      82,354       (4,004)

     Investing Activities:
     Purchase of securities                       -            -            -
     Proceeds from sale of securities             -            -            -
     Proceeds from sale of
      discontinued operations                (1,941)           -            -
     Acquisitions                            48,830      (76,302)           -
     Other                                      (71)       4,337            -
     -------------------------------------------------------------------------
                                             46,818      (71,965)           -

     Increase (decrease) in cash
      during the year                         9,195        2,493          (15)
     Cash, beginning of year                 21,335        5,603          543
     -------------------------------------------------------------------------
                                        $    30,530  $     8,096  $       528
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the six months ended June 30, 2009

                                           Other     Consolidation
                                       Subsidiaries   adjustments     Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                       subsidiaries")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
     Net income (loss)                  $   (97,318) $    79,030  $   (96,644)
     Adjustments to reconcile net
      income to net cash used by
      operating activities:
     Equity in undistributed
      earnings in subsidiaries                    -      (79,030)           -
     Other                                 (165,543)     127,180      (78,439)
     -------------------------------------------------------------------------
                                           (262,861)     127,180     (175,083)

     Financing Activities:
     Increase in share capital, net               -      (48,679)        (279)
     Repurchase of common shares
      for cancellation                            -            -            -
     Common share dividend                        -            -       (1,849)
     Increase/(decrease) in bank
      indebtedness                            2,218      (31,624)       2,218
     Increase in senior unsecured
      indebtedness                                -        1,953            -
     -------------------------------------------------------------------------
                                              2,218      (78,350)          90

     Investing Activities:
     Purchase of securities              (1,571,836)           -   (1,571,836)
     Proceeds from sale of securities     1,804,674            -    1,804,674
     Proceeds from sale of
      discontinued operations                     -            -       (1,941)
     Acquisitions                            76,302      (48,830)           -
     Other                                  (11,117)           -       (6,851)
     -------------------------------------------------------------------------
                                            298,023      (48,830)     224,046

     Increase (decrease) in cash
      during the year                        37,380            -       49,053
     Cash, beginning of year                 78,175            -      105,656
     -------------------------------------------------------------------------
                                        $   115,555  $         -  $   154,709
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Cash Flows
     -------------------------------------------------------------------------
     For the six months ended June 30, 2008

                                            KFSI          KAI        K2007GP
     -------------------------------------------------------------------------
                                             (a      (an "issuer"/     (an
                                        "Guarantor")  "Guarantor")  "Issuer")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
     Net income                         $   (28,078) $   (49,932) $       265
     Adjustments to reconcile net
      income to net cash used by
      operating activities: -
     Equity in undistributed
      earnings in subsidiaries               25,743       39,287            -
     Other                                    7,552      (31,549)        (129)
     -------------------------------------------------------------------------
                                              5,217      (42,194)         136

     Financing Activities:
     Increase in share capital, net              48      103,619            -
     Repurchase of common shares
      for cancellation                       (4,378)           -            -
     Common share dividend                   (8,208)           -            -
     Increase/(decrease) in bank
      indebtedness                           (6,552)           -          114
     Increase in senior unsecured
      indebtedness                                -            -            -
     -------------------------------------------------------------------------
                                            (19,090)     103,619          114

     Investing Activities:
     Purchase of securities                       -            -            -
     Proceeds from sale of securities             -            -            -
     Acquisitions                             8,919            -            -
     Other                                     (457)     (59,835)           -
     -------------------------------------------------------------------------
                                              8,462      (59,835)           -

     Increase (decrease) in cash
      during the year                        (5,411)       1,590          250
     Cash, beginning of year                 13,716        6,960          566
     -------------------------------------------------------------------------
                                        $     8,305  $     8,550  $       816
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the six months ended June 30, 2008

                                           Other     Consolidation
                                       Subsidiaries   adjustments     Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                       subsidiaries")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
     Net income                         $   (15,363) $    65,030  $   (28,078)
     Adjustments to reconcile net
      income to net cash used by
      operating activities:                                                 -
     Equity in undistributed
      earnings in subsidiaries                    -      (65,030)           -
     Other                                 (150,091)     123,617      (50,600)
     -------------------------------------------------------------------------
                                           (165,454)     123,617      (78,678)

     Financing Activities:
     Increase in share capital, net               -     (103,619)          48
     Repurchase of common shares
      for cancellation                            -            -       (4,378)
     Common share dividend                        -            -       (8,208)
     Increase/(decrease) in bank
      indebtedness                          (15,283)       6,438      (15,283)
     Increase in senior unsecured
      indebtedness                                -      (17,517)     (17,517)
     -------------------------------------------------------------------------
                                            (15,283)    (114,698)     (45,338)

     Investing Activities:
     Purchase of securities              (1,592,080)           -   (1,592,080)
     Proceeds from sale of securities     1,759,812            -    1,759,812
     Acquisitions                              (212)      (8,919)        (212)
     Other                                   43,701            -      (16,591)
     -------------------------------------------------------------------------
                                            211,221       (8,919)     150,929

     Increase (decrease) in cash
      during the year                        30,484            -       26,913
     Cash, beginning of year                140,393            -      161,635
     -------------------------------------------------------------------------
                                        $   170,877  $         -  $   188,548
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Daniel Brazier, Chief Financial Officer, Tel:
(905) 677-8889, Fax: (905) 677-5008, Web Site: www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 06:30e 07-AUG-09